FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date: November 13, 2007
Commission File Number: 001-33414
Denison Mines Corp.
(Translation of registrant’s name into English)
Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐                    No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Signatures
EXHIBIT INDEX
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.
/s/ Brenda Lazare
Brenda Lazare
Canadian Counsel and Corporate Secretary

Date: November 13, 2007

EXHIBIT INDEX

Exhibit Number	Description

1.	Press release dated September 10, 2007

2.	Press release dated October 4, 2007

3.	Press release dated November 5, 2007

4.	Press release dated November 8, 2007

5.	Financial Statements for third quarter 2007

6.	Form F2-109F2 for each of Messrs. Farmer and Anderson

7.	Management’s Discussion and Analysis for nine months ended September 30, 2007

Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suit 402 Toronto, ON M5G 2C2 Canada

Tel: 416 979-1991 Fax: 416 979-5893

www.denisonmines.com
PRESS RELEASE
DENISON RECEIVES PERMITS FOR TONY M MINE IN U.S.
Toronto, ON – September 10, 2007... Denison Mines Corp. (“Denison” or the “Company”) (DML:TSX, DNN: AMEX) is pleased to announce that it has received all of the necessary operating permits from the U.S. Bureau of Land Management and the State of Utah for the Company’s Tony M mine located within the Henry Mountains Complex west of the Company’s White Mesa conventional uranium mill.
Rehabilitation of the mine has been underway under an exploration permit since May of this year. These efforts have enabled the Company to begin mining upon receipt of the operating permits. Contract mining of the deposit has been awarded to Dynatec Corporation of Salt Lake City, Utah.
Henry Mountains is one of several uranium mining properties the Company holds in the U.S. This long life mining operation comprises the Tony M and Bullfrog deposits. The Tony M deposit area with its full mine infrastructure will facilitate access to the nearby undeveloped Bullfrog resources. The Tony M deposit has historical indicated ore resources of 1.28 million tons grading 0.21% eU3O8 totaling 5.3 million lbs U3O8 (see Press Release dated October 16, 2006 at www.sedar.com). Ore produced from the Henry Mountains Complex will be processed at the Company’s 100% owned White Mesa Mill.
Upon reaching full production by mid-2008, the Tony M mine is anticipated to produce 18,000 tons of ore per month. Mining is also underway at four of the Company’s uranium mines in the Colorado Plateau District producing over 10,000 tons of ore per month. Currently, the ore is being stockpiled at the White Mesa Mill. Processing is scheduled to commence in early 2008.
In addition to ore production from the Henry Mountains and Colorado Plateau districts, Denison is anticipating ore production from its Arizona 1 mine on the Arizona Strip in north-eastern Arizona to begin in mid-2008.
Annual production from Denison’s U.S. operations is expected to be approximately 2.9 million lbs U3O8 and 4.0 million lbs of vanadium in 2008. Total production from the Company’s U.S. and Canadian operations are anticipated to exceed 5.0 million lbs. by 2011.
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today.  The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.

For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production; the expected effects of possible corporate transactions, the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 27, 2007 available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of the Company for the fifteen month period ended December 31, 2006 and other continuous disclosure documents filed since December 31, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

2

Exhibit 2

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suit 402 Toronto, ON M5G 2C2 Canada

Tel: 416 979-1991 Fax: 416 979-5893

www.denisonmines.com
PRESS RELEASE
DENISON UPDATES ATHABASCA BASIN EXPLORATION ACTIVITIES
Toronto, ON – October 04, 2007... Denison Mines Corp. (“Denison” or the “Company”) (DML:TSX, DNN: AMEX) is pleased to provide an update on its summer exploration activities in the Athabasca Basin.
Denison has an active interest in a total of 35 projects in the Athabasca Basin and is the operator of 23 of these projects. Drilling is currently being carried out on five properties with twenty-five holes totalling 8,500 metres completed to date. Approximately 4,000 line kilometres of AEROTEM survey, 200 line kilometres of TITAN DC Resistivity survey, 180 line kilometres of boulder surveys and 354 lake sediment samples have also been carried out.
Drilling at the AREVA Resources Canada Inc. (“ARC”) operated Mae Zone on the Midwest lease recommenced in early September, 2007 with 3,000 metres of drilling planned for this promising area. Five holes have been completed to date. The second hole, MW-753, testing the west extension of the Mae discovery, successfully confirmed a new, sandstone-hosted mineralized zone. As reported by ARC, four zones of low-grade mineralization, based on a cut-off grade of 0.1% eU, were intersected as follows:

			Grade
From	To	Length	(%eU) at a 0.1% eU cutoff
184.9	188.6	3.7	0.34
196.9	200.3	3.4	0.76
202.9	210.8	7.9	0.60
218.0	224.3	6.3	0.33
In addition, drill hole MW-755 was drilled 25 metres south west from MW-753, representing the furthest west section to date, and intersected 21.9 metres of 2.71% eU (or 3.20 % eU3O8). This mineralization potentially indicates a new high-grade zone which is currently open to the southwest.

			Grade
From	To	Length	(%eU) at a 0.1% eU cutoff
197.0	218.9	21.9	2.71

At the Murphy Lake joint venture with Santoy Resources Ltd. (“Santoy”), three drill holes were completed totalling 1,152 metres. ML-07-01 displayed weak silicification throughout the sandstone and weak pyrite from 265 metres to holes end at 334 metres. Elevated radioactivity was intersected at 226 metres. Three holes totalling 856 metres were also completed at the Hatchet Lake joint venture with Santoy and evaluation of the results is continuing.
Two holes totalling 993 metres were drilled this summer on Denison’s Park Creek option with Cameco Corporation. The holes were targeted to follow up a previously unknown structure intersected in 2006. The second hole successfully intersected this structure. This new structure is considered significant as a potential new target on the property.
At Wheeler River, a joint venture with Cameco and JCU Exploration (Canada) Limited, 2,329 metres have been drilled in six holes to date. Evaluation of the drill program results is ongoing and drilling will continue until early October. A TITAN Resistivity survey was also completed on the M Zone and in the K Zone area.
Three holes, totalling 1,048 metres were drilled on the Crawford Lake and Brown Lake properties, on which Denison is earning a 75% interest from Freeport-McMoRan Copper & Gold Inc. These holes were a follow up to a historical showing discovered in 1979 having an intersection of 1.42% U3O8 over 1.0 metre. The holes, although un-mineralized, intersected favourable alteration and structure suggesting proximity to mineralization.
Denison has identified a new target at the Kirsch Lake property, where Denison is earning a 51% interest from Consolidated Abaddon Resources Inc. A single hole was drilled to a depth of 811 metres on an untested geophysical anomaly. The hole intersected favourable graphitic pelites at a depth shallower than expected. Expanded geophysical surveys are proposed before further drilling can be undertaken.
Drilling is also underway on several of the Company’s properties with JNR Resources Inc. (“JNR”). Two holes totalling 906 metres have been drilled at Bell Lake and a third hole is planned for completion prior to freeze up. Drilling has recently commenced at the JNR-operated Pendleton Lake project, and mobilization is underway at Moore Lake for a 2,000 metre program to test geological and TITAN Resistivity targets in the Maverick area.
One drill is presently working on our wholly owned Stevenson River project. Seven holes totalling 1,000 metres are proposed on geophysical targets in this area of shallow Athabasca cover. Three holes totaling 462 metres have been completed to date.
The grades reported herein are equivalent U or U3O8 grades based on down hole radiometric probing at a cut-off grade of 0.1% eU as reported by ARC; geochemical corroborative assay results have not been completed at this time. All intersections and geological interpretations are based on diamond drill core only and mineralized intervals may not represent true thickness. For a description of the quality assurance program and quality control measures applied by both ARC and Denison during the above described work, please see Denison’s Annual Information Form filed under the Company’s profile on March 30, 2007 on the SEDAR website at www.sedar.com.
The technical information contained in this press release relating to the above described exploration activities is reported and verified by William C. Kerr, Denison’s Vice-President, Exploration, who is a “qualified person” as defined in National Instrument 43-101.
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today.  The Company also has a strong exploration and development portfolio with large land positions in the United States, Canada, Zambia and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.

2

For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production; exploration activities; the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities;; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 27, 2007 available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of the Company for the fifteen month period ended December 31, 2006 and other continuous disclosure documents filed since December 31, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

3

Exhibit  3

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
Denison Mines Corp. Third Quarter
Conference Call Friday, November 9, 2007
Telephone Conference to be held on November 9 at 11:00 AM Eastern Time (ET).
November 5, 2007 (TSX: DML; AMEX: DNN) Denison Mines Corp. (“Denison” or the “Company”) announces that the Company will hold a telephone conference with a webcast presentation at 11:00 am ET on November 9, 2007 to discuss financial results for the Third Quarter ending September 30, 2007.
Please call in 5-10 minutes before the conference starts and stay on the line (an operator will be available to assist you). The Call in number is (416) 641 – 6124.
To view the live presentation, please log on at www.denisonmines.com 10 minutes prior to the call.
Approximately two hours after the call:
•	a replay of the telephone conference will be available at (416) 695 – 5800 pass code 3240831#; and

•	the presentation will be available at www.denisonmines.com.
About Denison
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. The Company also has a strong exploration portfolio with large land positions in the United States, Canada, Mongolia and Zambia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372

Exhibit 4

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE	Trading symbols: DML-T, DNN-A
DENISON MINES CORP. REPORTS THIRD QUARTER EARNINGS
Toronto, ON – November 8, 2007... Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: AMEX) today reported its financial results for the three months and nine months ended September 30, 2007. All amounts in this release are in U.S. dollars unless otherwise indicated. For a more detailed discussion of our financial results, see management’s discussion and analysis (MD&A) following this release.
Consolidated Results
Consolidated net loss was $11,721,000 or $0.06 per share for the three months ended September 30, 2007 compared with a consolidated net loss of $6,368,000 or $0.07 per share for the same period in 2006. For the nine months ended September 30, 2007, the Company’s consolidated net income was $23,702,000 ($0.13 per share) compared with a consolidated net loss of $11,728,000 ($0.13 per share) for the same period in 2006.
Net cash used in operations was $9,139,000 and $14,044,000 for the three months and nine months ended September 30, 2007, respectively compared with $5,357,000 and $13,855,000 for the same periods in 2006.
Revenue was $9,411,000 and $39,939,000 for the three months and nine months ended September 30, 2007 compared with $1,000 and $669,000 for the same periods in 2006.
The Company expenses exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Exploration expenditures expensed totalled $8,385,000 for the three months ended September 30, 2007 and $16,914,000 for the nine months ended September 30, 2007 compared to $3,950,000 and $9,266,000 for the same periods in 2006.
Significant events in the third quarter include:
➢	Denison sold 85,000 pounds U3O8 during the quarter at an average price of $85.41 per pound from its Canadian production under the existing long-term contract. Given the market conditions in the quarter, there were no sales from US production.

➢	Spot prices for U3O8 decreased from $136.00 per pound at June 30, 2007 to $75.00 per pound at October 1, 2007 as quoted by Ux Consulting, and increased to $90.00 per pound at November 6, 2007. The long-term price for U3O8 has remained at $95.00 per pound throughout the quarter.

➢	Denison completed the acquisition of OmegaCorp Limited.

➢	Denison received all of the necessary operating permits from the U.S. Bureau of Land Management and the State of Utah for the Company’s Tony M mine located within the Henry Mountains Complex west of the Company’s White Mesa conventional uranium mill.

➢	Denison entered into an agreement to sell 250,000 pounds U3O8 for delivery in early December at a price equal to 96.6% of the average quoted spot price at the end of November.

Revenue
Uranium sales revenue for the third quarter totaled $7,396,000 from the sale of 85,000 pounds of U3O8 from Canadian production at the McClean Lake joint venture at an average price of $85.41. There were no sales of U.S. production in the quarter. Revenue also includes the amortization of the fair value increment on sales contracts from the acquisition of Denison Mines Inc. in the amount of $503,000 in the quarter.
Denison markets its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”). Generally, sales are made under several long-term contracts with nuclear utilities with a variety of pricing mechanisms. Denison’s share of current contracted sales volumes for Canadian production is set out in the table below:
Current Contracted Sales Volumes for Canadian Production (Note 1)
(pounds U3O8 x 1000)

	2007	2008	2009	2010	Pricing
Market Related	590	590	440	0	80% to 85% of Spot
Legacy Base Escalated	220	220	0	0	$20.00 to $26.00
Legacy Market Related	0	140	210	0	96% of Spot

1. Assumes customers take maximum quantities permitted by contract
Agreements with AREVA call for production to be allocated first to the market related contracts with any surplus to be apportioned over the legacy contracts. The legacy base-escalated contracts have pricing formulas that result in sales prices well below current market prices.
New contracts for sales of the Company’s U.S. uranium inventory and production are expected to be under market related contracts. One such contract was entered into with AREVA in March 2007 for the sale of 17% of the White Mesa mill production commencing in 2008 up to a maximum of 6.5 million pounds with a minimum of 2.5 million pounds by the end of 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. No other long-term sales contracts for our U.S. production are in place at this time.
The Company has entered into an agreement to sell 250,000 pounds of U3O8 for delivery in early December, 2007 at a price equal to 96.6% of the average of the last spot price published by Ux Consulting LLC and Trade Tech LLC in November 2007. It is expected that Denison will also sell 140,000 pounds U3O8 from Canadian production at a price of 80-85% of average spot price for the quarter. As a result, revenue from U3O8 sales should approximate $32 million in the fourth quarter, assuming a U3O8 spot price of $90.00 and that the McClean production target (which is currently ahead of schedule) is met.
During the quarter, the White Mesa mill completed a processing campaign of alternate feed materials on which a processing fee is paid. Processing revenue for the quarter was $68,000 and for the nine months totaled $2,479,000 (2006:$668,000). At September 30, 2007, approximately 10,000 tons of these types of alternate feed materials remained in stockpile.
At September 30, 2007, the Company held approximately 320,000 pounds of uranium produced from alternate feed with a value, based on the current spot price of uranium, of approximately $28,800,000. The Company also continues to hold approximately 46,000 pounds of vanadium in inventory, as vanadium pregnant liquor, for future sale.
Uranium Production
Total uranium production for the Company from its Canadian and U.S. operations for the three months ended September 30, 2007 was 103,000 pounds and 416,000 pounds for the nine months ended September 30, 2007. The McClean Lake joint venture produced 385,000 pounds of uranium for the three months ended September 30, 2007 and 1,169,000 pounds for the nine months ended September 30, 2007 compared to production of 455,000 pounds and 1,121,000 pounds during the same periods in 2006. Denison’s 22.5% share of the 2007 production totaled 87,000 pounds during the three months and 264,000 pounds during the nine months ended September 30, 2007. Uranium production at the White Mesa mill from alternate feed milling was 16,000 pounds for the three months and 153,000 pounds for the nine months ended September 30, 2007.

Mining at the Sue E pit at McClean Lake in northern Saskatchewan is proceeding with completion of mining of the deposit expected in the first quarter of 2008. Stripping of the Sue B overburden commenced in June and the contractor completed this work in the third quarter. Mining of the Sue B deposit will follow completion of Sue E.
U3O8 production at McClean Lake in 2007 is expected to be 1.8 million pounds of which Denison’s share is 405,000 pounds. The ore grade processed for the first nine months has averaged 0.42% U3O8. Currently the ore being processed is a grade of 0.74% U3O8. Production is expected to increase next year to approximately 3.2 million pounds with Denison’s share being 720,000 pounds.
The Midwest deposit is currently scheduled to commence production in 2011 and production is planned to ramp up to a rate of about 9 million pounds per year with Denison’s share being about 2,265,000 pounds per year. The regulatory approval process is progressing. The Environmental Impact Statement for Midwest was submitted for review in October. The feasibility study has been completed and is in the approval process with the partners.
During the third quarter, the Company processed high-grade alternate feed materials at its White Mesa mill under its contracts with Cameco Corporation. The Company does not receive a recycling fee for these materials; however it is able to retain all of the proceeds received from the sale of the uranium produced. Uranium production from this material was only 16,000 pounds for the three months and 153,000 pounds for the nine months ended September 30, 2007. As of September 30, 2007, there was over 100,000 pounds U3O8 in process which will be packaged in the fourth quarter and there was approximately 3,650 tons of these high-grade materials at the mill to be processed, containing approximately 110,000 pounds of uranium. Uranium production at the White Mesa mill for 2007 from processing alternate feed material is anticipated to be about 300,000 pounds. The modernization program at the White Mesa mill is proceeding but completion is currently about 45 days later than the original schedule due to changes in scope of the program. The revised program includes modifications and upgrading of the mill process equipment, upgrading the entire mill process control system, and relining of tailings cell 4A. Primarily as a result of the scope changes, the projected cost of the mill modernization has increased from $15 to $21 million.
Mining operations are underway at four of the Company’s U.S. uranium/vanadium mines in the Colorado Plateau district and at the Tony M mine in the Henry Mountains Complex. Mined ore is being stockpiled at the White Mesa mill with the milling of the ore scheduled to commence in late March 2008. Rehabilitation work has also begun at the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona. Ore production from this mine is anticipated by mid-2008. At September 30, 2007, a total of 43,000 tons of ore had been shipped to the mill. Denison has initiated an ore buying program at its White Mesa mill. It is anticipated that this program will supply about 60,000 tons of ore to the mill production in 2008.
The level of ore production is currently behind anticipated levels due largely to delays in permitting at Tony M and for completing ventilation shafts at the Colorado Plateau mines, as well as the impact of inexperienced mining crews. We now expect to have approximately 130,000 tons of material stockpiled before conventional ore production commences. While these issues are being addressed, we anticipate having lower quantities of ore available for processing in 2008 which will impact 2008 production. As a result, with conventional ore production commencing in March 2008, the expectation that the uranium/vanadium ore from the Colorado Plateau will necessitate mill throughput at 1,500 tons per day to ensure economic optimization of vanadium and uranium recoveries and the timing of the mill refurbishment program, we now anticipate 2008 production to be 1.7 to 2.1 million pounds U3O8 and approximately 4 to 6 million pounds V2O5 as compared to previous estimates of 2.9 million pounds U3O8 and 4.0 million pounds V2O5
We expect to sell 2.2 million pounds of U3O8 including 1.5 million pounds from U.S. production in 2008.
Uranium Exploration and Development
Athabasca Basin
In the Athabasca Basin, Denison is participating in 35 exploration projects, primarily located in the productive southeast part of the Basin and within open pit depths and trucking distance of the operating mills. Denison, together with ARC and Cameco Corporation, control the majority of the highly favourable geology in the prolific southeastern sector of the Basin. The Company’s projects in the Basin represent a good balance of grass roots, mid- stage and developed projects. In the third quarter 2007, $5,604,000 was spent by Denison on drilling and geological/geophysical work.
Near the McClean mill, joint venture partner ARC is operator of the Midwest, Wolly and McClean projects. At the Wolly project Denison has earned an initial 6.5% in the project and is earning up to a 22.5% interest in this project, which is one of the most prospective exploration projects in the basin.

Denison is participating in 13 major drill programs during the current drilling season in the Basin. At the Midwest project where Denison maintains a 25.17% interest, operator ARC completed a late summer drill program testing the west extension of the Mae Zone. Over 3,000 meters of drilling was completed, and a new high-grade structure was intersected, as previously reported. ARC is currently carrying out resource estimation work on the Mae Zone which is anticipated to be finalized in the fourth quarter.
Denison is operator on the Wheeler River, Moore Lake, Park Creek, Huard-Kirsch, Bell Lake, North Wedge and Crawford Lake joint ventures. On Denison’s operated and non-operated projects, a total of approximately 12,000 meters of drilling was carried out this year, most of it in this quarter. The last hole of the 16-hole Wheeler River program, drilled at -75 degrees, intersected anomalous mineralization approximately 500 meters along strike to the northeast from previously reported mineralization in WR-214. Drill hole WR-242A intersected a 1.8 meter thick zone at the unconformity, from 353.98 to 355.78 meters, with a grade of 0.265% eU308. The location of this mineralization at this location is in a similar highly altered geological setting as WR-214 and has both expanded and enhanced the potential of the west fault bounded side of the quartzite ridge. Late in the summer, a drill crew was mobilized to the Moore Lake site. A seven-hole program is currently underway to test targets at the Maverick Zone and to provide further information for a focused winter 2008 drill program
Denison’s exploration spending in 2007 in the Athabasca Basin is expected to total $15,500,000.
Southwest United States
In the United States, Denison is undertaking the permitting for an estimated 90,000 feet (28,000 meters) of drilling originally planned in 2007 to be carried out near existing operations. Permitting for this program is on-going and it is expected that drilling will now commence in 2008.
Mongolia
In Mongolia, Denison maintains a majority interest the Haraat and Hairhan deposits and a large number of exploration projects which have returned uraniferous intersections. A major 56,000 meter drill program was recently completed, and several discoveries were made on a number of the properties. The most significant was made at Hairhan, where a new zone of at least 5 meter thickness was located at depth under the north half of the main Hairhan deposit by widely spaced drilling on multiple holes in multiple profiles. Although generally lower grade, good permeable sands indicate potential for upgrading. This will be a major target for infill drilling in 2008. The resource at Hairhan currently stands at 7.9 million pounds U3O8 at grade of 0.076% eU3O8 classified as Indicated Resources, and 3.5 million pounds U3O8 at grade of 0.0867% eU3O8 classified as Inferred Resources. (See “Technical Report on the Uranium Exploration Properties in Mongolia” dated February 27, 2007 prepared by Scott Wilson Roscoe Postle Associates Inc. available on the Company’s website or on SEDAR) Hydrological test work and pump well installations were installed late in the year at both Hairhan and Haraat as a preliminary step in the characterization of the hydrogeological regimes. The scoping study on the Haraat project will be completed by the end of this month.
Australia
Energy Metals Limited (“Energy Metals”), an Australian listed company (ASX-EME), continues to receive good results from its Bigrlyi joint venture near Alice Springs in Australia as announced by it on July 25, 2007. Denison owns an 11% equity interest in Energy Metals and is looking to further participate in advanced projects in Australia. Current JORC compliant resources on a 100% basis (indicated and inferred 0.05% U3O8 cut-off) total 14.3 million pounds U3O8 and 16.3 million pounds V2O5 mostly within 200m of the surface and potentially accessible via open pit mining. The current drilling program is identifying extensions to the known mineralization in addition to delineating new mineralized zones. Results to date indicate that an upgrade to the existing resources can be confidently expected.
Zambia
Denison completed its acquisition of Omega during the third quarter. Omega owns 100% of the Kariba Uranium Project covering 1,893 km2 in Zambia. Denison has recently initiated development drilling which is currently underway at the location of the proposed Dibwe open pit and will subsequently move to Mutanga. In addition, an RC drill is anticipated to arrive shortly and will commence a major 30,000 meter infill drilling and exploration program. An updated scoping study is underway and expected to be completed by the end of this year.

Liquidity
At September 30, 2007, Denison had cash and cash equivalents of $51,690,000 and portfolio investments with a market value of $45,507,000.
Conference Call
Denison is hosting a conference call on November 9, 2007 starting at 11:00 A.M. (Toronto time) to discuss the Third Quarter 2007 results. The webcast will be available live through a link on Denison’s website www.denisonmines.com and by telephone at 416-641-6124. A recorded version of the conference call will be available by calling 416-695-5800 (password: 3240831#) approximately two hours after the conclusion of the call. The presentation will also be available at www.denisonmines.com.
Additional Information
Additional information on Denison is available on SEDAR at www.sedar.com and on the Company’s website at www.denisonmines.com.
About Denison
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions has uniquely positioned the Company for growth and development into the future. The Company also has a strong exploration portfolio with large land positions in the United States, Canada, Zambia and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
For further information contact:

E. Peter Farmer	(416) 979-1991 Extension 231
Chief Executive Officer

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Operating Officer

James R. Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Forward-looking statements include, but are not limited to, statements with respect to estimated production, the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium and vanadium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the Annual Information Form dated March 27, 2007 of the Company filed with the securities regulatory authorities in Canada and available at www.sedar.com and the Company’s Form 40-F filed with the United States Securities and Exchange Commission at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of Denison Mines Corp. for the 15 month months ended December 31, 2006 and other continuous disclosure documents filed since those dates available at www.sedar.com and www.sec.gov, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States’ investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint venture interests (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the comparable period in the previous year. This MD&A is dated as of November 8, 2007 and should be read in conjunction with the Company’s unaudited consolidated financial statements for the nine months ended September 30, 2007 and the Company’s audited consolidated financial statements and related notes for the fifteen months ended December 31, 2006. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.
Forward-looking statements include, but are not limited to, statements with respect to estimated production, the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium and vanadium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities and other factors listed under the heading RISK FACTORS in Denison’s Annual Information Form available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from  those contained in forward-looking statements, which only apply as of the date hereof, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  Denison does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
OVERVIEW
Denison is a diversified, growth-oriented, intermediate uranium producer.  With seven active uranium mining projects in North America (five in the U.S. and two in Canada), Denison expects estimated production of over 2.5 million pounds in 2008, increasing to over 5 million pounds of uranium oxide in concentrates (“U3O8”) by 2011.  Denison’s assets include an interest in two of the four licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully permitted, operating and undergoing expansion.  The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison enjoys a global portfolio of world-class exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the southwestern United States.  Denison also has exploration and development stage properties in Mongolia, Zambia and, indirectly through its investments, in Australia.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.  Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the American Stock Exchange (the “AMEX”) under the symbol “DNN”.
SELECTED FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three and nine months ended September 30, 2007 and 2006:

	Three Months	Three Months	Nine Months	Nine Months
	ended September 30,	ended September 30,	ended September 30,	ended September 30,
	2007	2006	2007	2006
Results of Operations:
Total revenues	$9,411,000	$1,000	$39,939,000	$669,000
Net income (loss)	(11,721,000)	(6,368,000)	23,702,000	(11,728,000)
Basic and diluted earnings (loss) per share	(0.06)	(0.07)	0.13	(0.13)
Diluted earnings (loss) per share	(0.06)	(0.07)	0.12	(0.13)

	As at Sept. 30,	As at Dec. 31,
Financial Position:	2007	2006
Working capital	$69,830,000	$93,743,000
Long-term investments	45,507,000	16,600,000
Property, plant and equipment	719,414,000	403,571,000
Total assets	1,009,109,000	659,348,000
Total liabilities	$216,763,000	$139,370,000

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
RESULTS OF OPERATIONS
General
The Company recorded a net loss of $11,721,000 ($0.06 per share) for the three months ended September 30, 2007 compared with a net loss of $6,368,000 ($0.07 per share) for the same period in 2006. For the nine months ended September 30, 2007, the company recorded net income of $23,702,000 ($0.13 per share) compared with a loss of $11,728,000 ($0.13 per share) for the same period in 2006. The results for 2006 have been restated to reflect the change in accounting policy to expense exploration costs as discussed in Note 3 of the Financial Statements for the period ended December 31, 2006.
Revenues totaled $9,411,000 for the three months ended September 30, 2007 and $39,939,000 for the nine months ended September 30, 2007 compared with $1,000 and $669,000 for the same periods in 2006. Expenses totaled $21,251,000 for the three months and $56,921,000 for the nine months ended September 30, 2007 period compared with $6,025,000 and $14,858,000 for the same periods in 2006. Net other income (expense) totaled ($893,000) for the three month and $37,343,000 for the nine month periods in 2007 compared with ($344,000) and $2,461,000 for 2006.
Revenues
Uranium sales revenue for the third quarter totaled $7,396,000. Sales revenue includes the sale of 85,000 pounds of U3O8 production from the McClean Lake joint venture at an average sales price of $85.41 per pound and an adjustment to the amortization of the fair value increment related to long-term sales contracts from the acquisition of DMI in the amount of $503,000. Reported revenue is also impacted by the effect of foreign currency translations.
For the nine months ended September 30, 2007, uranium sales revenue totaled $30,951,000 consisting of sales of 270,000 pounds of production from the McClean Lake joint venture at an average price of $75.21 per pound and the amortization of the fair value increment related to long term sales contracts from the acquisition of Denison Mines Inc. (“DMI”) in the amount of $1,512,000. Revenue also includes the sale of 75,000 pounds of production at the White Mesa mill at $130.00 per pound.
Denison markets its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”). Generally, sales are made under several long-term contracts with nuclear utilities with a variety of pricing mechanisms. Denison’s share of current contracts sales volumes is set out in the table below:
Current Contracted Sales Volumes (Note 1)
(pounds U3O8 x 1000)

(in thousands)	2007	2008	2009	2010	Pricing
Market Related	590	590	440	0	80% to 85% of Spot
Legacy Base Escalated	220	220	0	0	$20.00 to $26.00
Legacy Market Related	0	140	210	0	96% of Spot

1.	Assumes customers take maximum quantities permitted by contract
Agreements with the AREVA Group call for production to be allocated first to the market related contracts with any surplus to be apportioned over the legacy contracts. The legacy base-escalated contracts have pricing formulas that result in sales prices well below current market prices. These contracts have been fair valued at December 1, 2006 and a liability was recorded in the amount of $14,848,000 which will be amortized through revenue over the life of the contracts.
New contracts for sales of the Company’s U.S. uranium inventory and production are expected to be under market related contracts. One such contract was completed with AREVA in March 2007, for the sale of 17% of the White Mesa mill production commencing in 2008 up to a maximum of 6.5 million pounds with a minimum of 2.5 million pounds by the end of 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The Company has agreed to sell 250,000 pounds of U3O8 for delivery in early December, 2007 at a price equal to 96.6% of the average of the last spot price published by Ux Consulting LLC and Trade Tech LLC in November 2007. No other sales contracts are in place at this time.
During the quarter, the White Mesa mill completed a processing campaign of alternate feed materials on which a processing fee is paid. Processing revenue for the quarter was $68,000 and for the nine months totaled $2,479,000 (2006:$668,000). At September 30, 2007, approximately 10,000 tons of these types of alternate feed materials remained in stockpile.
At September 30, 2007, the Company held approximately 320,000 pounds of uranium produced from alternate feed with a market value based on the current quoted spot price of uranium of approximately $28,800,000
The Company continues to hold approximately 46,000 pounds of vanadium in inventory, as vanadium pregnant liquor, for future sale.
Revenue from the environmental services division was $1,443,000 for the three months and $3,391,000 for the nine months ended September 30, 2007.
Revenue from the management contract with Uranium Participation Corporation was $504,000 for the three months and $3,117,000 for the nine months ended September 30, 2007.
Uranium Production
Total uranium production for the Company from its Canadian and U.S. operations was 103,000 pounds for the three months ended September 30, 2007 and 416,000 pounds for the nine months ended September 30, 2007. The McClean Lake joint venture produced 385,000 pounds of uranium for the three months ended September 30, 2007 and 1,169,000 pounds for the nine months ended September 30, 2007 compared to production of 455,000 pounds and 1,121,000 pounds during the same periods in 2006. Denison’s 22.5% share of the 2007 production totaled 87,000 pounds during the three months and 264,000 pounds during the nine months ended September 30, 2007. Uranium production at the White Mesa mill from alternate feed milling was 16,000 pounds for the three months and 153,000 pounds for the nine months ended September 30, 2007.
In 2006, the Company recommenced active mining operations at a number of its U.S. uranium/vanadium mines in the Colorado Plateau district. Currently mining is underway at four locations on the Colorado Plateau and a fifth mine at the Henry Mountains complex. Mined ore is being stockpiled at the White Mesa mill with the milling of the ore scheduled to commence early in 2008. As of the end of September 30, 2007, a total of 43,000 tons of ore had been stockpiled at the mill.
Operating Expenses
Operating expenses for the three months were $9,206,000 and $28,906,000 for the nine months ended September 30, 2007 as compared to $624,000 and $2,012,000 for the same periods in 2006. The expenses for the nine months include $18,351,000 related to mining operations in Canada; $6,537,000 related to processing operations in the U.S. and $3,341,000 related to environmental services expenses.
Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $522,000 for the third quarter and $1,503,000 for the nine months. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales from Saskatchewan production after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.6% of gross uranium sales and capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. For uranium production after January 1, 2007, the factor applied to gross uranium sales for Saskatchewan capital tax purposes was reduced to 3.3% with further reductions scheduled in 2007 and 2008. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has not paid tiered royalties in the past and has sufficient mill and mine capital and expansion allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for at least two years.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
MINERAL PROPERTY EXPLORATION
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and also on a 100% basis in Canada and Mongolia. For the three months ended September 30, 2007 exploration expenditures totaled $8,385,000 and totaled $16,914,000 for the nine months ended September 30, 2007 as compared to $3,950,000 and $9,266,000 for the corresponding periods in 2006.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the AREVA operated McClean and Midwest joint ventures. A significant discovery, termed the Mae Zone and located northeast of the proposed Midwest open pit, was drilled this past winter. Denison is also participating in a total of 33 other exploration projects concentrating in the productive South East margin of the Athabasca basin. Denison is operator of two mid stage projects, the Moore Lake and the Wheeler River Joint Ventures, included in this portfolio. Denison’s share of exploration spending on its Canadian properties totaled $5,671,000 of which $5,605,000 was expensed in the statement of operations for the three months ended September 30, 2007 and totaled $14,206,000 of which $13,602,000 was expensed in the statement of operation for the nine months ended September 30, 2007.
Exploration expenditures of $2,598,000 for the three month period and $3,048,000 for the nine month period ended September 30, 2007 were spent in Mongolia on the Company’s joint venture and 100% owned properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan and Haraat uranium deposits have also been incurred. Development work includes extensive resource delineation drilling, hydrological drilling, plant design and environmental studies.
The remaining expenditures of $182,000 for the three month period and $264,000 for the nine month period were spent on the Company’s other properties.
General and Administrative
General and administrative expenses were $3,138,000 for the three months and $9,598,000 for the nine months ended September 30, 2007 compared with $1,247,000 and $3,376,000 for the same periods in 2006. The increase was primarily the result of the inclusion of Denison Mines Inc. (“DMI”) effective December 1, 2006, a ramping up of the Company’s operations and an increase in public company expenses due to additional compliance costs. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income (expense) totaled ($893,000) for the three months and $37,343,000 for the nine months ended September 30, 2007 compared with ($344,000) and $2,461,000 for the same periods in 2006. The net expense in the third quarter is primarily due to foreign exchange losses. The net other income for the nine month period is primarily due to the disposition of portfolio investments.
Urizon Joint Venture
The Company has a 50% interest in a joint venture with Nuclear Fuel Services, Inc. (“NFS”) for the pursuit of a U.S. Department of Energy (“DOE”) alternate feed program for the mill. This 50/50 joint venture is carried out through Urizon Recovery Systems, LLC (“Urizon”). The joint venture currently expects that a decision will be made by the DOE as to how it intends to proceed on the disposition of the material and that the joint venture will have an opportunity to propose the Urizon Program as a suitable disposition option for this feedstock. The accounts of Urizon are included in the Company’s financial statements on a proportionate consolidation basis.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
OUTLOOK FOR 2007
Mining and Production
Mining at the Sue E pit at McClean Lake in northern Saskatchewan is proceeding with completion of mining of the deposit expected in the first quarter of 2008. Stripping of the Sue B overburden commenced in June and the contractor completed this work in the third quarter. Mining of the Sue B deposit will follow completion of Sue E.
U3O8 production levels at McClean Lake in 2007 is expected to be 1.8 million pounds of which Denison’s share is 405,000 pounds. The ore grade processed for the first nine months has averaged 0.42% U3O8. Currently the ore being processed is a grade of 0.74% U3O8. Production is expected to increase next year to approximately 3.2 million pounds with Denison’s share being 720,000 pounds.
During the third quarter, the Company processed high-grade alternate feed materials at its White Mesa mill under its contracts with Cameco Corporation. The Company does not receive a recycling fee for these materials; however it is able to retain all of the proceeds received from the sale of the uranium produced. Uranium production from this material was only 16,000 pounds for the three months and 153,000 pounds for the nine months ended September 30, 2007. As of September 30, 2007, there was over 100,000 pounds U3O8 in process which will be packaged in the fourth quarter and there was approximately 3,650 tons of these high-grade materials at the mill to be processed, containing approximately 110,000 pounds of uranium. Uranium production at the White Mesa mill for 2007 from processing alternate feed material is anticipated to be about 300,000 pounds. The modernization program at the White Mesa mill is proceeding but completion is currently about 45 days later than the original schedule due to changes in scope of the program. The revised program includes modifications and upgrading of the mill process equipment, upgrading the entire mill process control system, and relining of tailings cell 4A. Primarily as a result of the scope changes, the projected cost of the mill modernization has increased from $15 to $21 million.
Mining operations on the Colorado Plateau are well underway with four mines in operation. Production from the Sunday, Pandora, Topaz and St. Jude mines is running at about 300 tons per day. At the Tony M mine within the Henry Mountains Complex, located in Utah, full operational permits have been received and production from this mine is underway and will ramp up to 300 tons per day in the first quarter of 2008. Rehabilitation work has begun at the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona. Ore production from this mine is anticipated by mid-2008. Production from these mines is being hauled to Denison’s White Mesa mill and is currently being stockpiled. Milling of conventional ore is scheduled for the end of the first quarter of 2008. At September 30, 2007, a total of 43,000 tons had been shipped to the mill.
The level of ore production is currently behind anticipated levels due largely to delays in permitting at Tony M and for ventilation shafts at the Colorado Plateau mines, as well as the impact of inexperienced mining crews. We now expect to have approximately 130,000 tons of material stockpiled before conventional ore production commences. While these issues are being addressed we anticipate having lower quantities of ore available for processing in 2008 which will impact 2008 production. As a result, with conventional ore production commencing in March 2008, the expectation that the uranium/vanadium ore from the Colorado Plateau will necessitate mill throughput at 1,500 tons per day to ensure economic optimization of vanadium and uranium recoveries and the timing of the mill refurbishment program, we now anticipate 2008 production to be 1.7 to 2.1 million pounds U3O8 and approximately 4 to 6 million pounds V2O5 as compared to previous estimates of 2.9 million pounds U3O8 and 4.0 million pounds V2O5.
We expect to sell 2.2 million pounds of U3O8 including 1.5 million pounds from U.S. production in 2008.
EXPLORATION
Athabasca Basin in Canada
In the Athabasca Basin, Denison is participating in 35 exploration projects, primarily located in the productive southeast part of the Basin and within open pit depths and trucking distance of the operating mills. Denison, together with ARC and Cameco Corporation, control the majority of the highly favourable geology in the prolific southeastern sector of the Basin. The Company’s projects in the Basin represent a good balance of grass roots, mid- stage and developed projects.
Near the McClean mill, joint venture partner ARC is operator of the Midwest, Wolly and McClean projects. At the Wolly project Denison has earned an initial 6.5% in the project and is earning up to a 22.5% interest in this project, which is one of the most prospective exploration projects in the basin.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Denison is participating in thirteen major drill programs during the current drilling season in the Basin. At the Midwest project where Denison maintains a 25.17% interest, operator ARC completed a late summer drill program testing the west extension of the Mae Zone. Over 3,000 meters of drilling was completed, and a new high grade structure was intersected, as previously reported. ARC is currently carrying out resource estimation work on the Mae Zone which is anticipated to be finalized in the fourth quarter.
Denison is operator on the Wheeler River, Moore Lake, Park Creek, Huard-Kirsch, Bell Lake, North Wedge and Crawford Lake joint ventures. On Denison’s operated and non-operated projects, a total of approximately 12,000 meters of drilling was carried out this year, most of it in this quarter. The last hole of the sixteen hole Wheeler River program, drilled at -75 degrees, intersected anomalous mineralization approximately 500 meters along strike to the northeast from previously reported mineralization in WR-214. Drill hole WR-242A intersected a 1.8 meter thick zone at the unconformity, from 353.98 to 355.78 meters, with a grade of 0.265% eU308. The location of this mineralization at this location is in a similar highly altered geological setting as WR-214 and has both expanded and enhanced the potential of the west fault bounded side of the quartzite ridge. Late in the summer, a drill crew was mobilized to the Moore Lake site. A seven hole program is currently underway to test targets at the Maverick Zone and to provide further information for a focused winter 2008 drill program
Denison’s exploration spending in 2007 in the Athabasca Basin is expected to total $15,500,000.
Southwest United States
In the United States, Denison is undertaking the permitting for an estimated 90,000 feet (28,000 meters) of drilling originally planned in 2007 to be carried out near existing operations. Permitting for this program is on-going and it is expected that drilling will now commence in 2008.
Mongolia
In Mongolia, Denison maintains a majority interest the Haraat and Hairhan deposits and a large number of exploration projects which have returned uraniferous intersections. A major 56,000 meter drill program was recently completed, and several discoveries were made on a number of the properties. The most significant was made at Hairhan, where a new zone of at least 5 meter thickness was located at depth under the north half of the main Hairhan deposit by widely spaced drilling on multiple holes in multiple profiles, Although generally lower grade, good permeable sands indicate potential for upgrading. This will be a major target for infill drilling in 2008. The resource at Hairhan currently stands at 7.9 million pounds U3O8 at grade of 0.076% eU3O8 classified as Indicated Resources, and 3.5 million pounds U3O8 at grade of 0.0867% eU3O8 classified as Inferred Resources. (See “Technical Report on the Uranium Exploration Properties in Mongolia” dated February 27, 2007 prepared by Scott Wilson Roscoe Postle Associates Inc. available on the Company’s website or on SEDAR) Hydrological test work and pump well installations were installed late in the year at both Hairhan and Haraat as a preliminary step in the characterization of the hydrogeological regimes. The scoping study on the Haraat project will be completed by the end of this month.
Australia
Energy Metals Limited (“Energy Metals”), an Australian listed company (ASX-EME), continues to receive good results from its Bigrlyi joint venture near Alice Springs in Australia as announced by it on July 25, 2007. Denison owns an 11% equity interest in Energy Metals and is looking to further participate in advanced projects in Australia. Current JORC compliant resources on a 100% basis (indicated and inferred 0.05% U3O8 cut-off) total 14.3 million pounds U3O8 and 16.3 million pounds V2O5 mostly within 200m of the surface and potentially accessible via open pit mining. The current drilling program is identifying extensions to the known mineralization in addition to delineating new mineralized zones. Results to date indicate that an upgrade to the existing resources can be confidently expected.
Zambia
Denison completed its acquisition of Omega during the third quarter. Omega owns 100% of the Kariba Uranium Project covering 1,893 km2 in Zambia. Denison has recently initiated development drilling which is currently underway at the location of the proposed Dibwe open pit and will subsequently move to Mutanga. In addition, an RC drill is anticipated to arrive shortly and will commence a major 30,000 meter infill drilling and exploration program. An updated scoping study is underway and expected to be completed by the end of this year.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $51,690,000 at September 30, 2007 compared with $177,758,000 at June 30, 2007, $105,027,000 at March 31, 2007 and $69,127,000 at December 31, 2006.
Cash flow generated from (used in) operating activities was ($9,139,000) for the three months and ($14,044,000) for the nine months ended September 30, 2007 compared with ($5,357,000) and ($13,855,000) during the same periods in 2006. Net cash provided by or used in operating activities are comprised of net income or loss for the period, adjusted for non-cash items and for changes in working capital items. For the three months ended September 30, 2007, significant changes in working capital items include an increase of $6,175,000 in inventories (2006 period: $1,183,000), and an increase of $5,040,000 in accounts payable and accrued liabilities (2006 period: decrease of $1,675,000). For the nine months ended September 30, 2007, significant changes in working capital items include an increase of $9,641,000 in inventories (2006 period: $3,612,000), an increase of $8,296,000 in accounts payable and accrued liabilities (2006 period: $2,200,000).
Cash flow generated from (used in) investing activities was ($136,436,000) for the three months and ($148,712,000) for the nine months ended September 30, 2007 compared with ($3,340,000) and ($5,988,000) during the same periods in 2006. For the three months ended September 30, 2007, the decrease was due primarily to the purchase of long-term investments of $121,962,000 and expenditures on property, plant and equipment of $15,489,000. For the nine months ended September 30, 2007, the decrease was due primarily to the purchase of long-term investments of $171,728,000, property, plant and equipment expenditures of $32,465,000, offset by proceeds from the sale of long-term investments of $46,678,000.
Cash flow generated from financing activities was $3,000 for the three months and $107,097,000 for the nine months ended September 30, 2007 compared with ($17,000) and $18,000 during the same periods in 2006. For the nine months ended September 30, 2007 the increase in cash flow is due primarily to the issuance of common shares for net proceeds of $107,131,000.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
RELATED PARTY TRANSACTIONS
Uranium Participation Corporation
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.
The Company was also a party to a temporary revolving credit facility agreement with UPC (not to exceed CDN$15,000,000). The credit facility terminated on the earlier of repayment or May 10, 2007 and was collateralized by the uranium investments of UPC. Interest under the credit facility was based upon Canadian bank prime plus 1%. Standby fees also applied at a rate of 1% of the committed facility amount. As at December 31, 2006, UPC had drawn CDN$11,000,000 under the facility. The temporary credit facility was fully repaid and cancelled on April 10, 2007.
In June 2007, the Company sold 75,000 pounds of U3O8 to UPC at a price of $130.00 per pound for total consideration of $9,750,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The following transactions were incurred with UPC for the periods noted:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2007	2006	2007	2006
Revenue
Uranium sales	$—	$—	$9,750	$—
Management fees (including expenses)	466	—	1,656	—
Commission fees on purchase and sale of uranium	39	—	1,462	—
Other income (expense):
Loan interest under credit facility	6	—	197	—
Standby fee under credit facility	—	—	9	—

	$511	$—	$13,074	$—

At September 30, 2007, accounts receivable includes $147,000 due from UPC with respect to the fees indicated above.
Other
During the nine months ended September 30, 2007, the Company had the following additional related party transactions:
a)	sold 16,562,500 shares of Fortress to a company associated with the Chairman of the Company for gross proceeds of approximately CDN$20,703,000;

b)	incurred management and administrative service fees of $147,000 (September 2006: $143,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$18,000 per month plus expenses. At September 30, 2007, an amount of $109,000 was due to this company; and

c)	provided executive and administrative services to Fortress and charged an aggregate of $56,000 (September 2006: $91,000) for such services. At September 30, 2007, an amount of $9,000 was due from Fortress relating to this agreement.
OUTSTANDING SHARE DATA
At November 8, 2007, there were 189,702,835 common shares issued and outstanding, 5,871,154 stock options outstanding to purchase a total of 5,868,154 common shares and 3,321,151 warrants outstanding to purchase a total of 9,564,915 common shares, for a total of 205,135,904 common shares on a fully-diluted basis.
IMPACT OF ADOPTION OF NEW ACCOUNTING STANDARDS
Effective January 1, 2007, the company adopted CICA Handbook Section 1530: “Comprehensive Income” which establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income and adopted CICA Handbook Section 3855: “Financial Instruments — Recognition and Measurement” establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Under this Standard, assets classified as available-for-sale securities are revalued at the balance sheet date and gains and losses are included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement. At September 30, 2007, the Company had certain long-term investments that were classified as available-for-sale securities under this new standard and an unrealized gain net of tax of $28,579,000 has been included in accumulated other comprehensive income.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s securities, including the factors listed in the Company’s Annual Information Form available at www.sedar.com and Form 40-F available at www.sec.gov. The information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Denison in the future.

DENISON MINES CORP.
Consolidated Balance Sheets
(Unaudited — Expressed in thousands of U.S. dollars)

	At	At
	September 30	December 31
	2007	2006

ASSETS
Current
Cash and equivalents	$51,690	$69,127
Trade and other receivables	13,185	8,964
Note receivable (Note 19)	276	9,439
Inventories (Note 3)	32,028	21,553
Prepaid expenses and other	502	786

	97,681	109,869

Long-term investments (Note 4)	45,507	16,600
Property, plant and equipment, net (Note 5)	719,414	403,571
Restricted investments (Note 6)	17,418	15,623
Intangibles (Note 7)	7,195	10,844
Goodwill (Note 8)	121,894	102,841

	$1,009,109	$659,348

LIABILITIES
Current
Accounts payable and accrued liabilities	$16,621	$6,737
Deferred revenue	2,113	3,839
Current portion of long-term liabilities:
Post-employment benefits (Note 9)	402	343
Reclamation and remediation obligations (Note 10)	613	524
Other long-term liabilities (Note 11)	8,102	4,683

	27,851	16,126

Provision for post-employment benefits (Note 9)	4,076	3,628
Reclamation and remediation obligations (Note 10)	19,918	17,923
Other long-term liabilities (Note 11)	6,761	9,489
Future income tax liability	158,157	92,204

	216,763	139,370

SHAREHOLDERS’ EQUITY
Share capital (Note 12)	662,727	548,069
Share purchase warrants (Note 13)	11,728	11,733
Contributed surplus (Notes 14 & 15)	25,207	30,752
Deficit	(38,376)	(62,078)
Accumulated other comprehensive income
Cumulative foreign currency translation gain (loss)	102,481	(8,498)
Unrealized gains on portfolio investments-net (Note 16)	28,579	—

	792,346	519,978

	$1,009,109	$659,348

Contingent liabilities and commitments (Note 20)
See accompanying notes to the consolidated financial statements
Financial Statements

DENISON MINES CORP.
Consolidated Statements of Operations and Deficit and Comprehensive Income
(Unaudited — Expressed in thousands of U.S. dollars except for per share amounts)

	Three Months Ended		Nine Months Ended
		(Note 2)		(Note 2)
		Restated		Restated
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006

REVENUES	$9,411	$1	$39,939	$669

EXPENSES

Operating expenses	9,206	624	28,906	2,012
Sales royalties and capital taxes	522	—	1,503	—
Mineral property exploration	8,385	3,950	16,914	9,266
Mineral property write-downs	—	204	—	204
General and administrative	3,138	1,247	9,598	3,376

	21,251	6,025	56,921	14,858

Income (loss) from operations	(11,840)	(6,024)	(16,982)	(14,189)
Net other income (expense) (Note 17)	(893)	(344)	37,343	2,461

Income (loss) for the period before taxes	(12,733)	(6,368)	20,361	(11,728)

Income tax recovery (expense):
Current	1,685	—	(50)	—
Future	(673)	—	3,391	—

Income (loss) for the period	$(11,721)	$(6,368)	$23,702	$(11,728)

Deficit, beginning of period	(26,655)	(53,303)	(62,078)	(47,943)

Deficit, end of period	$(38,376)	$(59,671)	$(38,376)	$(59,671)

Income (loss) for the period	$(11,721)	$(6,368)	$23,702	$(11,728)
Other comprehensive income
Change in foreign currency translation	49,125	—	110,979	—
Change in unrealized gain on investments – net	272	—	3,737	—

Comprehensive income (loss)	$37,676	$(6,368)	$138,418	$(11,728)

Net income (loss) per share:
Basic	$(0.06)	$(0.07)	$0.13	$(0.13)
Diluted	$(0.06)	$(0.07)	$0.12	$(0.13)

Weighted-average number of shares outstanding (in thousands):
Basic	189,697	88,472	188,393	88,446
Diluted	189,697	88,472	193,771	88,446

See accompanying notes to the consolidated financial statements
Financial Statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Unaudited — Expressed in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
		(Note 2)		(Note 2)
		Restated		Restated
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net income (loss) for the period	$(11,721)	$(6,368)	$23,702	$(11,728)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	3,114	175	8,498	468
Stock-based compensation	342	—	1,030	7
Net loss (gain) on sale of assets	(1,307)	192	(39,970)	210
Equity in loss of Fortress Minerals Corp.	—	881	—	2,992
Dilution gain	—	(298)	—	(2,663)
Mineral property write-downs and other non-cash	1,691	204	1,691	204
Change in future income taxes	673	—	(3,391)	—
Net change in non-cash working capital items
Trade and other receivables	(1,840)	(288)	(2,263)	(1,710)
Inventories	(6,175)	(1,183)	(9,641)	(3,612)
Prepaid expenses and other assets	941	(347)	342	(271)
Accounts payable and accrued liabilities	5,040	1,675	8,296	2,200
Post-employment benefits	(105)	—	(314)	—
Reclamation and remediation obligations	(116)	—	(297)	—
Deferred revenue	324	—	(1,727)	48

Net cash from (used in) operating activities	(9,139)	(5,357)	(14,044)	(13,855)

INVESTING ACTIVITIES
Decrease (increase) in notes receivable	(14)	—	9,677	—
Purchase of long-term investments (1)	(121,962)	(195)	(171,728)	(1,110)
Proceeds from sale of long-term investments	1,232	—	46,678	—
Expenditures on property, plant and equipment	(15,489)	(2,740)	(32,465)	(4,214)
Proceeds from sale of property, plant and equipment	242	—	330	—
Increase in restricted investments	(445)	(405)	(1,204)	(664)

Net cash from (used in) investing activities	(136,436)	(3,340)	(148,712)	(5,988)

FINANCING ACTIVITIES
Decrease in other long-term liabilities	(13)	(17)	(34)	(30)
Issuance of common shares for:
Private placements	—	—	102,166	—
Exercise of stock options and warrants	16	—	4,965	48

Net cash from (used in) financing activities	3	(17)	107,097	18

Foreign exchange effect on cash and equivalents	19,504	—	38,222	—

Net increase (decrease) in cash and equivalents	(126,068)	(8,714)	(17,437)	(19,825)
Cash and equivalents, beginning of period	177,758	32,808	69,127	43,919

Cash and equivalents, end of period	$51,690	$24,094	$51,690	$24,094

(1)	Includes the purchase of OmegaCorp Limited of $170,731,000 (net of cash acquired).
See accompanying notes to the consolidated financial statements
Financial Statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)
1.	NATURE OF OPERATIONS

Denison Mines Corp. is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced. The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Inc. (“DMI”), a subsidiary of the Company is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial statements.

Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the 15 month period ended December 31, 2006.

All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the 15 month period ended December 31, 2006, except for the changes noted under the “Accounting Policies” section below.

Principles of Consolidation and Accounting for Investments

These consolidated financial statements include the accounts of Denison Mines Corp., its subsidiaries and its share of assets, liabilities, revenues and expenses of jointly-controlled companies and unincorporated ventures proportionate to the Company’s percentage ownership or participating interest. All significant intercompany balances and transactions have been eliminated on consolidation.

The companies and ventures controlled by Denison Mines Corp. are consolidated using the full consolidation method. Control is defined as the direct or indirect power to govern a company’s financial and operating policies in order to benefit from its activities.

The companies and ventures jointly controlled by Denison Mines Corp. are consolidated using the proportionate consolidation method. Joint control is deemed to exist when agreements exist that require that material changes to the operating, investing and financing policies of such company or venture be approved by a percentage of the participating interest sufficiently high enough to prevent any one participant from exercising unilateral control.
Financial Statements

The companies and ventures in which Denison Mines Corp. exercises significant influence over financial policy and management (“associates”) are accounted for using the equity method. In determining whether significant influence exists, the Company evaluates a number of criteria including the percentage of voting interest held, and representation on the board of directors or in senior management.

The Company substantially completed its acquisition of OmegaCorp Limited (“Omega”) during the quarter and has determined that it exercises control over Omega. Accordingly, the Company is consolidating the results of Omega (see note 4).

The Company divested a majority of its investment in Fortress Minerals Corp. (“Fortress”) during the second quarter of 2007. Accordingly, the Company is accounting for its remaining investment in Fortress as a portfolio investment carried at fair value. Prior to the divestiture, the Company used the equity method (see note 4).

The following table sets forth the Company’s ownership of its significant mining interests as at September 30, 2007:

Ownership
Interest

Through majority owned subsidiaries
Arizona Strip (U.S.A)	100.00%
Henry Mountains (U.S.A)	100.00%
Colorado Plateau (U.S.A)	100.00%
Sunday Mine (U.S.A)	100.00%
Gurvan Saihan Joint Venture (Mongolia)	70.00%
Kariba (Zambia)	100.00%

As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake (Canada)	22.50%
Midwest (Canada)	25.17%
Moore Lake (Canada)	75.00%
Wheeler (1) (Canada)	60.00%
Wolly (2) (Canada)	6.50%

(1)	In October 2004, the Company entered into an option agreement with its joint venture partners to earn a further 20% ownership interest in the Wheeler project by funding CDN$7,000,000 in exploration expenditures over the next 6 years. As at June 30, 2007, the Company had fulfilled its obligations under the option agreement and had increased its ownership interest in the project from 40% to 60%.

(2)	In October 2004, the Company entered into an option agreement with its joint venture partners to earn a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. As at September 30, 2007, the Company has incurred a total of CDN$2,523,000 towards this option and has earned a 6.5% ownership interest in the project under the phase-in ownership provisions of the agreement.
Accounting Policies and New Accounting Standards

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the 15 month period ended December 31, 2006, except for the following changes in accounting policies:

Financial Instruments – Recognition and Measurement

On January 1, 2007, the Company adopted the provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855: Financial Instruments — Recognition and Measurement. Assets classified as available-for-sale securities are carried at fair value on the balance sheet and the resulting revaluation gains and losses are included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement. See Note 16 for the transitional impacts of this adoption.

New Accounting Standards not Adopted

The CICA issued the following accounting standards effective for the fiscal years beginning on or after October 1, 2007 and January 1, 2008:
a)	Accounting Standards Section 3031 “Inventories” provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories and is effective for the fiscal years beginning on or after January 1, 2008.
Financial Statements

b)	Accounting Standards Section 3862 “Financial Instruments – Disclosures” requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date; and how the company manages those risks. This accounting standard is effective for fiscal years beginning on or after October 1, 2007.
The Company has not yet determined the impact of adopting the above accounting standards.

Restatement of Comparative Numbers

In 2006, the Company adopted the expensing of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Previously, including interim periods during the 15 month period ended December 31, 2006, the Company had been capitalizing such exploration expenditures as incurred which is permitted under Canadian GAAP, provided that these exploration expenditures have the characteristics of property, plant and equipment and that capitalization is appropriate under the circumstances.

The primary purpose of this change in accounting policy is to align the accounting treatment of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential, with those of the Company’s producing peers in the resource industry.

The Company has adopted this change in accounting policy on a retrospective basis with restatement of the comparative periods presented. This change has also been applied to the Company’s recognition of its investment in Fortress Minerals Corp.
Financial Statements

Results for the three months and nine months ended September 30, 2006 have been restated to reflect this change in accounting policy. The following table summarizes the effects of this change:

	As Previously
(in thousands)	Reported	Adjustment	As Restated

Statement of Operations and Deficit for the Three Months Ended September 30, 2006

Revenues	$1	$—	$1
Operating expenses	624	—	624
Mineral property exploration	—	3,950	3,950
Mineral property write-downs	2,312	(2,108)	204
General and administrative	1,247	—	1,247
Net other income (expense)	478	(822)	(344)

Net income (loss) for the period	$(3,704)	$(2,664)	$(6,368)

Statement of Operations and Deficit for the Nine Months Ended September 30, 2006

Revenues	$669	$—	$669
Operating expenses	2,012	—	2,012
Mineral property exploration	—	9,266	9,266
Mineral property write-downs	2,312	(2,108)	204
General and administrative	3,376	—	3,376
Net other income (expense)	4,925	(2,464)	2,461

Net income (loss) for the period	$(2,106)	$(9,622)	$(11,728)

Statement of Cash Flows for the Three Months Ended September 30, 2006

Net cash used in operating activities	$(3,189)	$(2,168)	$(5,357)
Net cash from (used in) investing activities	(5,311)	1,971	(3,340)
Net cash from (used in) financing activities	(214)	197	(17)

Net decrease in cash and equivalents	$(8,714)	$—	$(8,714)

Statement of Cash Flows for the Nine Months Ended September 30, 2006

Net cash used in operating activities	$(6,916)	$(6,939)	$(13,855)
Net cash from (used in) investing activities	(12,193)	6,205	(5,988)

Net cash from (used in) financing activities	(716)	734	18

Net decrease in cash and equivalents	$(19,825)	$—	$(19,825)

Financial Statements

3.	INVENTORIES

The inventories balance consists of:

	At September 30	At December 31
(in thousands)	2007	2006

Uranium and vanadium concentrates	$11,754	$9,758
Inventory of ore in stockpiles	17,058	8,817
Mine and mill supplies	3,216	2,978

	$32,028	$21,553

4.	LONG-TERM INVESTMENTS

The long-term investments balance consists of:

	At September 30	At January 1	At December 31
(in thousands)	2007	2007	2006

Portfolio investments (1)
At cost	$16,458	$10,249	$10,249
Excess of market value over cost	29,049	25,008	—
Investment in affiliates (2)
Fortress	—	6,351	6,351

	$45,507	$41,608	$16,600

(1)	For accounting purposes, effective January 1, 2007, portfolio investments are carried at fair value on the balance sheet. The adjustments to fair value have been reflected in other comprehensive income net of tax;

(2)	Investments in affiliates are those in which the Company exercises significant influence. For accounting purposes, these investments are accounted for using the equity method and are not carried at fair value.
Acquisitions

OmegaCorp Limited (“Omega”)

During the nine months ended September 30, 2007, the Company acquired 151,777,030 common shares of Omega and initiated compulsory acquisition proceedings for the remaining shares that it does not yet own. The cost of this investment has been estimated at $179,352,000. The Company has determined that it exercises control over Omega and is using the full consolidation method to account for this investment effective August 1, 2007. Prior to this date, the investment was being accounted for using the fair value method.

The preliminary allocation of the purchase price for Omega is based on management’s estimate of the cost of the investment and is summarized below.

Omega
Fair Value
August 1,
(in thousands)	2007

Cash and equivalents	$8,621
Trade and other receivables	243
Long-term investments	3,022
Property, plant and equipment	224,484

Total assets	236,370

Accounts payable and accrued liabilities	947
Future income tax liability	56,071

Total liabilities	57,018

Net assets purchased	$179,352

Financial Statements

Omega’s assets and liabilities were measured at their individual fair values as of August 1, 2007. In arriving at these preliminary fair values, management has made assumptions, estimates and assessments at the time these financial statements were prepared. The future income tax liability as a result of these fair value adjustments has been estimated based on the income tax rates that management believes are most applicable to the operations acquired.

Divestitures

Energy Metals Corp (“EMC”)

During the nine months ended September 30, 2007, the Company sold 1,152,000 common shares of EMC for cash consideration of approximately CDN$18,754,000. The resulting gain has been included in net other income in the statement of operations (see note 17). The Company no longer holds a common share interest in EMC.

Fortess Minerals Corp (“Fortress”)

During the nine months ended September 30, 2007, the Company sold 26,398,750 common shares of Fortress for cash consideration of approximately CDN$32,829,000. The resulting gain has been included in net other income in the statement of operations (see note 17 and note 19).

The Company holds 4,200,000 shares of Fortress at September 30, 2007 or approximately 5% of the voting interest. As a result of the decrease in its ownership interest, the Company discontinued the use of the equity method in accounting for this investment and used the fair value method beginning in the second quarter of 2007. The appropriate portion of cumulative equity accounting adjustments as at September 30, 2007 have been derecognized and included in the gain referred to above.

5.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	At September 30	At December 31
(in thousands)	2007	2006

Cost, net of write-downs
Mill infrastructure and mining related equipment	$114,504	$84,133
Mineral properties	618,046	326,331
Environmental services and other	2,085	1,126

	734,635	411,590

Accumulated depreciation and amortization
Mill infrastructure and mining related equipment	8,496	7,001
Mineral properties	6,389	996
Environmental services and other	336	22

	15,221	8,019

Property, plant and equipment, net	$719,414	$403,571

Net book value
Mill infrastructure and mining related equipment	$106,008	$77,132
Mineral properties	611,657	325,335
Environmental services and other	1,749	1,104

	$719,414	$403,571

Mineral Properties

In August 2007, the Company acquired certain uranium deposits located in Zambia in conjunction with its purchase of Omega. The purchase price allocation assigned a preliminary value of $224,285,000 to the mineral properties acquired (see note 4).

In March 2007, the Company acquired certain uranium deposits located in the Arizona Strip district in northeastern Arizona for cash consideration of $5,500,000 (excluding deal costs) plus a 1% royalty.
Financial Statements

In January 2007, the Company completed a mineral property acquisition in the Henry Mountains district by issuing an additional 103,000 shares at a value of $947,000 (see note 12).

6.	RESTRICTED INVESTMENTS

The Company has certain restricted investments deposited to collateralize its reclamation and certain other obligations. The restricted investments balance consists of:

	At September 30	At December 31
(in thousands)	2007	2006

U.S. mill and mine reclamation	$15,314	$13,667
Elliot Lake reclamation trust fund	2,104	1,541
Letter of credit collateral	—	415

	$17,418	$15,623

U.S. Mill and Mine Reclamation

The Company has cash and cash equivalents as collateral for various bonds posted in favour of state regulatory agencies in Utah, Colorado and Arizona for estimated reclamation costs associated with its White Mesa mill and U.S. mining properties. During the nine months ended September 30, 2007, the Company deposited an additional $982,000 into its collateral account.

Elliot Lake Reclamation Trust Fund

Pursuant to its Reclamation Funding Agreement with the Governments of Canada and Ontario, the Company deposited an additional CDN$552,000 into the Elliot Lake Reclamation Trust Fund during the nine months ended September 30, 2007.

7.	INTANGIBLES

A continuity summary of other intangibles is presented below:

Nine Months
Ended
(in thousands)	September 30, 2007

Other intangibles, beginning of period	$10,844

Fair value allocation adjustments	(4,163)
Amortization	(717)
Foreign exchange	1,231

Other intangibles, end of period	$7,195

Other intangibles, by item:
UPC management contract	6,695
Urizon technology licenses	500

$7,195

During the nine months ended September 30, 2007, the Company adjusted the fair value of the UPC management contract. The estimated useful life of the contract was reduced to 8 years from 13 years and the associated discounted cash flow stream was decreased by CDN$4,600,000. The fair value adjustment (net of future tax effects) has been reclassified to goodwill. The intangible asset is being amortized over its estimated life of 8 years.

The Urizon intangible asset consists of technology licenses held in the Company’s Urizon Joint Venture. This license is being amortized over an estimated useful life of 12 years and represents the Company’s 50% interest in Urizon’s technology licenses.
Financial Statements

8.	GOODWILL

A continuity summary of goodwill is presented below:

Nine Months
Ended
(in thousands)	September 30, 2007

Goodwill, beginning of period	$102,841

Fair value allocation adjustments	1,278
Foreign exchange	17,775

Goodwill, end of period	$121,894

Goodwill is not amortized and is tested annually for impairment. The goodwill has been allocated to the McClean and Midwest joint ventures.

During the nine months ended September 30, 2007, the Company finalized the purchase price allocation associated with its acquisition of Denison Mines Inc. (“DMI”) resulting in an increase in goodwill of $1,278,000.

9.	POST-EMPLOYMENT BENEFITS

A continuity summary of post-employment benefits is presented below:

Nine Months
Ended
(in thousands)	September 30, 2007

Liability, beginning of period	$3,971

Benefits paid	(314)
Interest cost	157
Foreign exchange	664

Liability, end of period	$4,478

Post-employment benefits liability by duration:
Current	$402
Non-current	4,076

$4,478

Financial Statements

10.	RECLAMATION AND REMEDIATION OBLIGATIONS

A continuity summary of reclamation and remediation obligations is presented below:

Nine Months
Ended
(in thousands)	September 30, 2007

Reclamation obligations, beginning of period	$18,447

Accretion	951
Expenditures incurred	(297)
Foreign exchange	1,430

Reclamation obligations, end of period	$20,531

Site restoration liability by location:
U.S. Mill and Mines	$10,683
Elliot Lake	8,278
McLean Lake and Midwest Joint Ventures	1,570

$20,531

Site restoration liability :
Current	$613
Non-current	19,918

$20,531

11.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	At September 30	At December 31
(in thousands)	2007	2006

Long-term debt:
Capital lease obligations	$100	$100
Notes payable	58	85
Unamortized fair value of sales and toll milling contracts	14,705	13,987

	$14,863	$14,172

Other long-term liabilities:
Current	8,102	4,683
Non-current	6,761	9,489

	$14,863	$14,172

Line of Credit

A Canadian chartered bank has provided DMI with a credit facility pursuant to a credit agreement dated effective November 2, 2005. The credit facility is a revolving CDN$500,000 facility with a one year term (subject to renewals) collateralized by all present and future assets of DMI and its subsidiaries. Interest under the credit facility is incurred based on bankers acceptances plus 2% or the lender’s prime rate plus 1%. To date, the Company has not incurred any indebtedness under the facility.
Financial Statements

12.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2006	178,142,682	$548,069

Issues for cash
New issue gross proceeds	10,114,995	105,419
New issue gross issue costs	—	(3,253)
Exercise of stock options	1,336,161	4,953
Exercise of share purchase warrants	2,592	12
Issued for mineral property acquisition	103,000	947
Fair value of stock options exercised	—	6,575
Fair value of share purchase warrants exercised	—	5
Other	405	—

	11,557,153	114,658

Balance at September 30, 2007	189,699,835	$662,727

New Issues

In April 2007, the Company completed a private placement of 1,104,295 flow-through common shares at a price of CDN$16.30 per share for gross proceeds of $15,572,000 (CDN$18,000,000).

In January 2007, the Company completed a private placement of 9,010,700 common shares at a price of CDN$11.75 per share for gross proceeds of $89,847,000 (CDN$105,876,000).

Mineral Property Acquisition

In January 2007, the Company issued 103,000 common shares at a price of CDN$10.81 per share for a total value of $947,000 (CDN$1,113,000) as part of the acquisition of a U.S. uranium property.

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company. As at September 30, 2007, the Company estimates that it has spent CDN$6,609,000 of the CDN$18,000,000 April 2007 flow-through share issue obligation. The Company has not yet renounced the tax benefit of the shares.
Financial Statements

13. SHARE PURCHASE WARRANTS
A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the company and the associated dollar amounts is presented below:

	Number of
	Common Shares	Fair Value
(in thousands except share amounts)	Issuable	Amount

Balance at December 31, 2006	9,567,507	$11,733

Fair value of share purchase warrants exercised	(2,592)	(5)

Balance at September 30, 2007	9,564,915	$11,728

Balance of common shares issuable by warrant series
November 2004 series (1)	3,156,915	5,898
March 2006 series (2)	6,408,000	5,830

	9,564,915	$11,728

(1)	The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009;

(2)	The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011;
14. CONTRIBUTED SURPLUS
A continuity summary of contributed surplus is presented below:

Nine Months
Ended
September 30,
(in thousands)	2007

Balance, beginning of period	$30,752

Stock-based compensation expense (note 15)	1,030
Fair value of stock options exercised	(6,575)

Balance, end of period	$25,207

15. STOCK OPTIONS
On November 20, 2006, the Company’s shareholders approved amendments to the Company’s stock-based compensation plan (the “Plan”). The Plan, as amended, provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at September 30, 2007, an aggregate of 9,817,000 options have been granted (less cancellations) since the Plan’s inception in 1997.
Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have a term of three years without vesting provisions, except for grants to new employees which are subject to vesting provisions over a period of approximately two years.
Financial Statements

The movement in stock options in terms of common shares of the Company granted under the Plan for the nine months ended September 30, 2007 is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CDN $)

Stock options outstanding, beginning of period	6,648,315	$6.23

Granted	559,000	11.42
Exercised	(1,336,161)	4.20
Expired	—	—

Stock options outstanding, end of period	5,871,154	$7.19

Stock options exercisable, end of period	5,418,672	$6.89

A summary of stock options outstanding in terms of common shares of the Company at September 30, 2007 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.88 to $4.99	6.61	1,064,555	$2.18
$5.00 to $7.53	7.52	2,237,599	5.29
$10.08 to $15.30	2.32	2,569,000	10.92

Stock options outstanding, end of period	5.08	5,871,154	$7.19

Outstanding options expire between January 2008 and October 2016.
The fair value of each option granted during the nine months ended September 30, 2007 is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the period:

Nine Months
Ended
September 30, 2007

Risk-free interest rate	3.95% - 4.46%
Expected stock price volatility	46.4% - 63.0%
Expected life	2.1 – 3.5 years
Expected dividend yield	—
Fair value per share under options granted	CDN$3.18 - CDN$5.32

Financial Statements

Stock-based compensation has been recognized in the consolidated statement of operations as follows:

	Three Months Ended		Nine Months Ended
		(Restated)		(Restated)
	September 30	September 30	September 30	September 30
(in thousands)	2007	2006	2007	2006

Mineral property exploration	$64	$—	$177	$127
General and administrative	278	—	853	7

	$342	$—	$1,030	$134

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At September 30, 2007, the Company had an additional $963,000 in stock-based compensation expense to be recognized periodically to December 2009.
16. ACCUMULATED OTHER COMPREHENSIVE INCOME
Unrealized gains on portfolio investments — net
A continuity summary of unrealized gains on portfolio investments — net is as follows:

Nine Months
Ended
September 30,
(in thousands)	2007

Balance, beginning of period	$—

Unrealized gains as at January 1, 2007, net of tax of $166	24,842

Net increase in unrealized gains during the period, net of tax	3,737

Balance, end of period, net of tax of $470	$28,579

17. OTHER INCOME AND EXPENSES
The elements of net other income in the statement of operations is as follows:

	Three Months Ended		Nine Months Ended
		(Restated)		(Restated)
	September 30	September 30	September 30	September 30
(in thousands)	2007	2006	2007	2006

Net interest income	$1,194	$516	$4,436	$1,444
Gain (loss) on foreign exchange	(3,612)	(53)	(7,257)	1,588
Gain (loss) on sale of land and equipment	(1)	(32)	(18)	(32)
Gain (loss) on sale of investments	1,436	(192)	40,026	(210)
Equity gain (loss) of affiliates	—	(881)	—	(2,992)
Dilution gain (loss) of affiliates	—	298	—	2,663
Other	90	—	156	—

Net other income	$(893)	$(344)	$37,343	$2,461

Financial Statements

18. SEGMENTED INFORMATION
Geographic Information
The following table sets forth revenue by geographic region based upon the location of the mill involved in production activity in the case of uranium, vanadium and alternate feed mill processing revenues and the location of the customer in the case of service and other revenues. Geographic splits for property, plant and equipment and goodwill and other intangibles (collectively “long-lived assets”) are based upon the location of the asset.

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2007	2006	2007	2006

Revenue
Canada	$9,129	$—	$25,941	$—
United States	68	1	12,229	669
Europe, Middle East and Africa	214	—	1,769	—

	$9,411	$1	$39,939	$669

	At September 30	At December 31
(in thousands)	2007	2006

Long-lived assets
Canada	$584,171	$502,596
United States	38,225	14,468
Europe, Middle East and Africa	224,766	—
Asia	1,341	192

	$848,503	$517,256

Major Customers
The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. In the nine months ended September 30, 2007, two customers accounted for approximately 85% of total revenues.
19. RELATED PARTY TRANSACTIONS
Uranium Participation Corporation
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.
The Company was also a party to a temporary revolving credit facility agreement with UPC (not to exceed CDN$15,000,000). The credit facility terminated on the earlier of repayment or May 10, 2007 and was collateralized by the uranium investments of UPC. Interest under the credit facility was based upon Canadian bank prime plus 1%. Standby fees also applied at a rate of 1% of the committed facility amount. As at December 31, 2006, UPC had drawn CDN$11,000,000 under the facility. The temporary credit facility was fully repaid and cancelled on April 10, 2007.
Financial Statements

In June 2007, the Company sold 75,000 pounds of U3O8 to UPC at a price of $130.00 per pound for total consideration of $9,750,000.
The following transactions were incurred with UPC for the periods noted:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2007	2006	2007	2006

Revenue
Uranium sales	$—	$—	$9,750	$—
Management fees (including expenses)	466	—	1,656	—
Commission fees on purchase and sale of uranium	39	—	1,462	—
Other income (expense):
Loan interest under credit facility	6	—	197	—
Standby fee under credit facility	—	—	9	—

	$511	$—	$13,074	$—

At September 30, 2007, accounts receivable includes $147,000 due from UPC with respect to the fees indicated above.
Other
During the nine months ended September 30, 2007, the Company had the following additional related party transactions:
a)	sold 16,562,500 shares of Fortress to a company associated with the Chairman of the Company for gross proceeds of approximately CDN$20,703,000;

b)	incurred management and administrative service fees of $147,000 (September 2006: $143,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$18,000 per month plus expenses. At September 30, 2007, an amount of $109,000 was due to this company; and

c)	provided executive and administrative services to Fortress and charged an aggregate of $56,000 (September 2006: $91,000) for such services. At September 30, 2007, an amount of $9,000 was due from Fortress relating to this agreement.
20. COMMITMENTS AND CONTINGENCIES
Specific Legal Matters
Blue Hill, Maine
The Company was a defendant in an action filed by the State of Maine against Kerramerican, Inc., a subsidiary of Noranda Inc., Black Hawk Mining Ltd. and the Company, regarding potential liability for clean-up costs at a zinc mining site in the state of Maine known as Blue Hill. This matter has been settled by all parties and claims filed in the Maine and Ontario courts have been dismissed.
Fisheries Act Charges
During the course of its monitoring of its closed Elliot Lake mines, Denison detected and reported to the Joint Regulatory Group (“JRG”), a body comprised of federal and provincial regulators responsible for the Elliot Lake mines, on a number of matters, including the levels of acidity in the effluent run off from one area associated with one of its Elliot Lake mine sites. In consultation with the JRG, the Company took steps to identify the source of and to address the acidity, though the source of the acidity has to date not been determined. Despite the Company’s compliance with its CNSC license, cooperation with the JRG and compliance with a Direction from Environment Canada that was not in accordance with a memorandum of agreement between the CNSC and Environment Canada, on March 27, 2007 Environment Canada notified Denison that it has been charged with allegedly violating the Fisheries Act (Canada). The Company is disputing these charges.
Financial Statements

General Legal Matters
The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.
Third Party Indemnities
The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.
Others
The Company has detected some chloroform contamination at the White Mesa mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill’s tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill’s tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.
Financial Statements

Exhibit 5
DENISON MINES CORP.
Consolidated Balance Sheets
(Unaudited — Expressed in thousands of U.S. dollars)

	At	At
	September 30	December 31
	2007	2006

ASSETS
Current
Cash and equivalents	$51,690	$69,127
Trade and other receivables	13,185	8,964
Note receivable (Note 19)	276	9,439
Inventories (Note 3)	32,028	21,553
Prepaid expenses and other	502	786

	97,681	109,869

Long-term investments (Note 4)	45,507	16,600
Property, plant and equipment, net (Note 5)	719,414	403,571
Restricted investments (Note 6)	17,418	15,623
Intangibles (Note 7)	7,195	10,844
Goodwill (Note 8)	121,894	102,841

	$1,009,109	$659,348

LIABILITIES
Current
Accounts payable and accrued liabilities	$16,621	$6,737
Deferred revenue	2,113	3,839
Current portion of long-term liabilities:
Post-employment benefits (Note 9)	402	343
Reclamation and remediation obligations (Note 10)	613	524
Other long-term liabilities (Note 11)	8,102	4,683

	27,851	16,126

Provision for post-employment benefits (Note 9)	4,076	3,628
Reclamation and remediation obligations (Note 10)	19,918	17,923
Other long-term liabilities (Note 11)	6,761	9,489
Future income tax liability	158,157	92,204

	216,763	139,370

SHAREHOLDERS’ EQUITY
Share capital (Note 12)	662,727	548,069
Share purchase warrants (Note 13)	11,728	11,733
Contributed surplus (Notes 14 & 15)	25,207	30,752
Deficit	(38,376)	(62,078)
Accumulated other comprehensive income
Cumulative foreign currency translation gain (loss)	102,481	(8,498)
Unrealized gains on portfolio investments-net (Note 16)	28,579	—

	792,346	519,978

	$1,009,109	$659,348

Contingent liabilities and commitments (Note 20)
See accompanying notes to the consolidated financial statements
Financial Statements

DENISON MINES CORP.
Consolidated Statements of Operations and Deficit and Comprehensive Income
(Unaudited — Expressed in thousands of U.S. dollars except for per share amounts)

	Three Months Ended		Nine Months Ended
		(Note 2)		(Note 2)
		Restated		Restated
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006

REVENUES	$9,411	$1	$39,939	$669

EXPENSES

Operating expenses	9,206	624	28,906	2,012
Sales royalties and capital taxes	522	—	1,503	—
Mineral property exploration	8,385	3,950	16,914	9,266
Mineral property write-downs	—	204	—	204
General and administrative	3,138	1,247	9,598	3,376

	21,251	6,025	56,921	14,858

Income (loss) from operations	(11,840)	(6,024)	(16,982)	(14,189)
Net other income (expense) (Note 17)	(893)	(344)	37,343	2,461

Income (loss) for the period before taxes	(12,733)	(6,368)	20,361	(11,728)

Income tax recovery (expense):
Current	1,685	—	(50)	—
Future	(673)	—	3,391	—

Income (loss) for the period	$(11,721)	$(6,368)	$23,702	$(11,728)

Deficit, beginning of period	(26,655)	(53,303)	(62,078)	(47,943)

Deficit, end of period	$(38,376)	$(59,671)	$(38,376)	$(59,671)

Income (loss) for the period	$(11,721)	$(6,368)	$23,702	$(11,728)
Other comprehensive income
Change in foreign currency translation	49,125	—	110,979	—
Change in unrealized gain on investments – net	272	—	3,737	—

Comprehensive income (loss)	$37,676	$(6,368)	$138,418	$(11,728)

Net income (loss) per share:
Basic	$(0.06)	$(0.07)	$0.13	$(0.13)
Diluted	$(0.06)	$(0.07)	$0.12	$(0.13)

Weighted-average number of shares outstanding (in thousands):
Basic	189,697	88,472	188,393	88,446
Diluted	189,697	88,472	193,771	88,446

See accompanying notes to the consolidated financial statements
Financial Statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Unaudited — Expressed in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
		(Note 2)		(Note 2)
		Restated		Restated
	September 30	September 30	September 30	September 30
CASH PROVIDED BY (USED IN):	2007	2006	2007	2006

OPERATING ACTIVITIES
Net income (loss) for the period	$(11,721)	$(6,368)	$23,702	$(11,728)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	3,114	175	8,498	468
Stock-based compensation	342	—	1,030	7
Net loss (gain) on sale of assets	(1,307)	192	(39,970)	210
Equity in loss of Fortress Minerals Corp.	—	881	—	2,992
Dilution gain	—	(298)	—	(2,663)
Mineral property write-downs and other non-cash	1,691	204	1,691	204
Change in future income taxes	673	—	(3,391)	—
Net change in non-cash working capital items
Trade and other receivables	(1,840)	(288)	(2,263)	(1,710)
Inventories	(6,175)	(1,183)	(9,641)	(3,612)
Prepaid expenses and other assets	941	(347)	342	(271)
Accounts payable and accrued liabilities	5,040	1,675	8,296	2,200
Post-employment benefits	(105)	—	(314)	—
Reclamation and remediation obligations	(116)	—	(297)	—
Deferred revenue	324	—	(1,727)	48

Net cash from (used in) operating activities	(9,139)	(5,357)	(14,044)	(13,855)

INVESTING ACTIVITIES
Decrease (increase) in notes receivable	(14)	—	9,677	—
Purchase of long-term investments (1)	(121,962)	(195)	(171,728)	(1,110)
Proceeds from sale of long-term investments	1,232	—	46,678	—
Expenditures on property, plant and equipment	(15,489)	(2,740)	(32,465)	(4,214)
Proceeds from sale of property, plant and equipment	242	—	330	—
Increase in restricted investments	(445)	(405)	(1,204)	(664)

Net cash from (used in) investing activities	(136,436)	(3,340)	(148,712)	(5,988)

FINANCING ACTIVITIES
Decrease in other long-term liabilities	(13)	(17)	(34)	(30)
Issuance of common shares for:
Private placements	—	—	102,166	—
Exercise of stock options and warrants	16	—	4,965	48

Net cash from (used in) financing activities	3	(17)	107,097	18

Foreign exchange effect on cash and equivalents	19,504	—	38,222	—

Net increase (decrease) in cash and equivalents	(126,068)	(8,714)	(17,437)	(19,825)
Cash and equivalents, beginning of period	177,758	32,808	69,127	43,919

Cash and equivalents, end of period	$51,690	$24,094	$51,690	$24,094

(1)	Includes the purchase of OmegaCorp Limited of $170,731,000 (net of cash acquired).
See accompanying notes to the consolidated financial statements
Financial Statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)
1.	NATURE OF OPERATIONS

Denison Mines Corp. is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced. The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Inc. (“DMI”), a subsidiary of the Company is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial statements.

Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the 15 month period ended December 31, 2006.

All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the 15 month period ended December 31, 2006, except for the changes noted under the “Accounting Policies” section below.

Principles of Consolidation and Accounting for Investments

These consolidated financial statements include the accounts of Denison Mines Corp., its subsidiaries and its share of assets, liabilities, revenues and expenses of jointly-controlled companies and unincorporated ventures proportionate to the Company’s percentage ownership or participating interest. All significant intercompany balances and transactions have been eliminated on consolidation.

The companies and ventures controlled by Denison Mines Corp. are consolidated using the full consolidation method. Control is defined as the direct or indirect power to govern a company’s financial and operating policies in order to benefit from its activities.

The companies and ventures jointly controlled by Denison Mines Corp. are consolidated using the proportionate consolidation method. Joint control is deemed to exist when agreements exist that require that material changes to the operating, investing and financing policies of such company or venture be approved by a percentage of the participating interest sufficiently high enough to prevent any one participant from exercising unilateral control.
Financial Statements

The companies and ventures in which Denison Mines Corp. exercises significant influence over financial policy and management (“associates”) are accounted for using the equity method. In determining whether significant influence exists, the Company evaluates a number of criteria including the percentage of voting interest held, and representation on the board of directors or in senior management.

The Company substantially completed its acquisition of OmegaCorp Limited (“Omega”) during the quarter and has determined that it exercises control over Omega. Accordingly, the Company is consolidating the results of Omega
(see note 4).

The Company divested a majority of its investment in Fortress Minerals Corp. (“Fortress”) during the second quarter of 2007. Accordingly, the Company is accounting for its remaining investment in Fortress as a portfolio investment carried at fair value. Prior to the divestiture, the Company used the equity method (see note 4).

The following table sets forth the Company’s ownership of its significant mining interests as at September 30, 2007:

Ownership
Interest

Through majority owned subsidiaries
Arizona Strip (U.S.A)	100.00%
Henry Mountains (U.S.A)	100.00%
Colorado Plateau (U.S.A)	100.00%
Sunday Mine (U.S.A)	100.00%
Gurvan Saihan Joint Venture (Mongolia)	70.00%
Kariba (Zambia)	100.00%

As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake (Canada)	22.50%
Midwest (Canada)	25.17%
Moore Lake (Canada)	75.00%
Wheeler (1) (Canada)	60.00%
Wolly (2) (Canada)	6.50%

(1)	In October 2004, the Company entered into an option agreement with its joint venture partners to earn a further 20% ownership interest in the Wheeler project by funding CDN$7,000,000 in exploration expenditures over the next 6 years. As at June 30, 2007, the Company had fulfilled its obligations under the option agreement and had increased its ownership interest in the project from 40% to 60%.

(2)	In October 2004, the Company entered into an option agreement with its joint venture partners to earn a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. As at September 30, 2007, the Company has incurred a total of CDN$2,523,000 towards this option and has earned a 6.5% ownership interest in the project under the phase-in ownership provisions of the agreement.
Accounting Policies and New Accounting Standards

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the 15 month period ended December 31, 2006, except for the following changes in accounting policies:

Financial Instruments – Recognition and Measurement

On January 1, 2007, the Company adopted the provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855: Financial Instruments — Recognition and Measurement. Assets classified as available-for-sale securities are carried at fair value on the balance sheet and the resulting revaluation gains and losses are included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement. See Note 16 for the transitional impacts of this adoption.

New Accounting Standards not Adopted

The CICA issued the following accounting standards effective for the fiscal years beginning on or after October 1, 2007 and January 1, 2008:
a)	Accounting Standards Section 3031 “Inventories” provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories and is effective for the fiscal years beginning on or after January 1, 2008.
Financial Statements

b)	Accounting Standards Section 3862 “Financial Instruments – Disclosures” requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date; and how the company manages those risks. This accounting standard is effective for fiscal years beginning on or after October 1, 2007.
The Company has not yet determined the impact of adopting the above accounting standards.

Restatement of Comparative Numbers

In 2006, the Company adopted the expensing of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Previously, including interim periods during the 15 month period ended December 31, 2006, the Company had been capitalizing such exploration expenditures as incurred which is permitted under Canadian GAAP, provided that these exploration expenditures have the characteristics of property, plant and equipment and that capitalization is appropriate under the circumstances.

The primary purpose of this change in accounting policy is to align the accounting treatment of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential, with those of the Company’s producing peers in the resource industry.

The Company has adopted this change in accounting policy on a retrospective basis with restatement of the comparative periods presented. This change has also been applied to the Company’s recognition of its investment in Fortress Minerals Corp.
Financial Statements

Results for the three months and nine months ended September 30, 2006 have been restated to reflect this change in accounting policy. The following table summarizes the effects of this change:

	As Previously
(in thousands)	Reported	Adjustment	As Restated

Statement of Operations and Deficit for the Three Months Ended September 30, 2006

Revenues	$1	$—	$1
Operating expenses	624	—	624
Mineral property exploration	—	3,950	3,950
Mineral property write-downs	2,312	(2,108)	204
General and administrative	1,247	—	1,247
Net other income (expense)	478	(822)	(344)

Net income (loss) for the period	$(3,704)	$(2,664)	$(6,368)

Statement of Operations and Deficit for the Nine Months Ended September 30, 2006

Revenues	$669	$—	$669
Operating expenses	2,012	—	2,012
Mineral property exploration	—	9,266	9,266
Mineral property write-downs	2,312	(2,108)	204
General and administrative	3,376	—	3,376
Net other income (expense)	4,925	(2,464)	2,461

Net income (loss) for the period	$(2,106)	$(9,622)	$(11,728)

Statement of Cash Flows for the Three Months Ended September 30, 2006
Net cash used in operating activities	$(3,189)	$(2,168)	$(5,357)
Net cash from (used in) investing activities	(5,311)	1,971	(3,340)
Net cash from (used in) financing activities	(214)	197	(17)

Net decrease in cash and equivalents	$(8,714)	$—	$(8,714)

Statement of Cash Flows for the Nine Months Ended September 30, 2006

Net cash used in operating activities	$(6,916)	$(6,939)	$(13,855)
Net cash from (used in) investing activities	(12,193)	6,205	(5,988)
Net cash from (used in) financing activities	(716)	734	18

Net decrease in cash and equivalents	$(19,825)	$—	$(19,825)

Financial Statements

3.	INVENTORIES

The inventories balance consists of:

	At September 30	At December 31
(in thousands)	2007	2006

Uranium and vanadium concentrates	$11,754	$9,758
Inventory of ore in stockpiles	17,058	8,817
Mine and mill supplies	3,216	2,978

	$32,028	$21,553

4.	LONG-TERM INVESTMENTS

The long-term investments balance consists of:

	At September 30	At January 1	At December 31
(in thousands)	2007	2007	2006

Portfolio investments (1)
At cost	$16,458	$10,249	$10,249
Excess of market value over cost	29,049	25,008	—
Investment in affiliates (2)
Fortress	—	6,351	6,351

	$45,507	$41,608	$16,600

(1)	For accounting purposes, effective January 1, 2007, portfolio investments are carried at fair value on the balance sheet. The adjustments to fair value have been reflected in other comprehensive income net of tax;

(2)	Investments in affiliates are those in which the Company exercises significant influence. For accounting purposes, these investments are accounted for using the equity method and are not carried at fair value.
Acquisitions

OmegaCorp Limited (“Omega”)

During the nine months ended September 30, 2007, the Company acquired 151,777,030 common shares of Omega and initiated compulsory acquisition proceedings for the remaining shares that it does not yet own. The cost of this investment has been estimated at $179,352,000. The Company has determined that it exercises control over Omega and is using the full consolidation method to account for this investment effective August 1, 2007. Prior to this date, the investment was being accounted for using the fair value method.

The preliminary allocation of the purchase price for Omega is based on management’s estimate of the cost of the investment and is summarized below.

Omega
Fair Value
August 1,
(in thousands)	2007

Cash and equivalents	$8,621
Trade and other receivables	243
Long-term investments	3,022
Property, plant and equipment	224,484

Total assets	236,370

Accounts payable and accrued liabilities	947
Future income tax liability	56,071

Total liabilities	57,018

Net assets purchased	$179,352

Financial Statements

Omega’s assets and liabilities were measured at their individual fair values as of August 1, 2007. In arriving at these preliminary fair values, management has made assumptions, estimates and assessments at the time these financial statements were prepared. The future income tax liability as a result of these fair value adjustments has been estimated based on the income tax rates that management believes are most applicable to the operations acquired.

Divestitures

Energy Metals Corp (“EMC”)

During the nine months ended September 30, 2007, the Company sold 1,152,000 common shares of EMC for cash consideration of approximately CDN$18,754,000. The resulting gain has been included in net other income in the statement of operations (see note 17). The Company no longer holds a common share interest in EMC.

Fortess Minerals Corp (“Fortress”)

During the nine months ended September 30, 2007, the Company sold 26,398,750 common shares of Fortress for cash consideration of approximately CDN$32,829,000. The resulting gain has been included in net other income in the statement of operations (see note 17 and note 19).

The Company holds 4,200,000 shares of Fortress at September 30, 2007 or approximately 5% of the voting interest. As a result of the decrease in its ownership interest, the Company discontinued the use of the equity method in accounting for this investment and used the fair value method beginning in the second quarter of 2007. The appropriate portion of cumulative equity accounting adjustments as at September 30, 2007 have been derecognized and included in the gain referred to above.

5.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	At September 30	At December 31
(in thousands)	2007	2006

Cost, net of write-downs
Mill infrastructure and mining related equipment	$114,504	$84,133
Mineral properties	618,046	326,331
Environmental services and other	2,085	1,126

	734,635	411,590

Accumulated depreciation and amortization
Mill infrastructure and mining related equipment	8,496	7,001
Mineral properties	6,389	996
Environmental services and other	336	22

	15,221	8,019

Property, plant and equipment, net	$719,414	$403,571

Net book value
Mill infrastructure and mining related equipment	$106,008	$77,132
Mineral properties	611,657	325,335
Environmental services and other	1,749	1,104

	$719,414	$403,571

Mineral Properties

In August 2007, the Company acquired certain uranium deposits located in Zambia in conjunction with its purchase of Omega. The purchase price allocation assigned a preliminary value of $224,285,000 to the mineral properties acquired (see note 4).

In March 2007, the Company acquired certain uranium deposits located in the Arizona Strip district in northeastern Arizona for cash consideration of $5,500,000 (excluding deal costs) plus a 1% royalty.
Financial Statements

In January 2007, the Company completed a mineral property acquisition in the Henry Mountains district by issuing an additional 103,000 shares at a value of $947,000 (see note 12).

6.	RESTRICTED INVESTMENTS

The Company has certain restricted investments deposited to collateralize its reclamation and certain other obligations. The restricted investments balance consists of:

	At September 30	At December 31
(in thousands)	2007	2006

U.S. mill and mine reclamation	$15,314	$13,667
Elliot Lake reclamation trust fund	2,104	1,541
Letter of credit collateral	—	415

	$17,418	$15,623

U.S. Mill and Mine Reclamation

The Company has cash and cash equivalents as collateral for various bonds posted in favour of state regulatory agencies in Utah, Colorado and Arizona for estimated reclamation costs associated with its White Mesa mill and U.S. mining properties. During the nine months ended September 30, 2007, the Company deposited an additional $982,000 into its collateral account.

Elliot Lake Reclamation Trust Fund

Pursuant to its Reclamation Funding Agreement with the Governments of Canada and Ontario, the Company deposited an additional CDN$552,000 into the Elliot Lake Reclamation Trust Fund during the nine months ended September 30, 2007.

7.	INTANGIBLES

A continuity summary of other intangibles is presented below:

Nine Months
Ended
September 30,
(in thousands)	2007

Other intangibles, beginning of period	$10,844

Fair value allocation adjustments	(4,163)
Amortization	(717)
Foreign exchange	1,231

Other intangibles, end of period	$7,195

Other intangibles, by item:
UPC management contract	6,695
Urizon technology licenses	500

$7,195

During the nine months ended September 30, 2007, the Company adjusted the fair value of the UPC management contract. The estimated useful life of the contract was reduced to 8 years from 13 years and the associated discounted cash flow stream was decreased by CDN$4,600,000. The fair value adjustment (net of future tax effects) has been reclassified to goodwill. The intangible asset is being amortized over its estimated life of 8 years.

The Urizon intangible asset consists of technology licenses held in the Company’s Urizon Joint Venture. This license is being amortized over an estimated useful life of 12 years and represents the Company’s 50% interest in Urizon’s technology licenses.
Financial Statements

8.	GOODWILL

A continuity summary of goodwill is presented below:

Nine Months
Ended
September 30,
(in thousands)	2007

Goodwill, beginning of period	$102,841

Fair value allocation adjustments	1,278
Foreign exchange	17,775

Goodwill, end of period	$121,894

Goodwill is not amortized and is tested annually for impairment. The goodwill has been allocated to the McClean and Midwest joint ventures.

During the nine months ended September 30, 2007, the Company finalized the purchase price allocation associated with its acquisition of Denison Mines Inc. (“DMI”) resulting in an increase in goodwill of $1,278,000.

9.	POST-EMPLOYMENT BENEFITS

A continuity summary of post-employment benefits is presented below:

Nine Months
Ended
September 30,
(in thousands)	2007

Liability, beginning of period	$3,971

Benefits paid	(314)
Interest cost	157
Foreign exchange	664

Liability, end of period	$4,478

Post-employment benefits liability by duration:
Current	$402
Non-current	4,076

$4,478

Financial Statements

10.	RECLAMATION AND REMEDIATION OBLIGATIONS

A continuity summary of reclamation and remediation obligations is presented below:

Nine Months
Ended
September 30,
(in thousands)	2007

Reclamation obligations, beginning of period	$18,447

Accretion	951
Expenditures incurred	(297)
Foreign exchange	1,430

Reclamation obligations, end of period	$20,531

Site restoration liability by location:
U.S. Mill and Mines	$10,683
Elliot Lake	8,278
McLean Lake and Midwest Joint Ventures	1,570

$20,531

Site restoration liability :
Current	$613
Non-current	19,918

$20,531

11.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	At September 30	At December 31
(in thousands)	2007	2006

Long-term debt:
Capital lease obligations	$100	$100
Notes payable	58	85
Unamortized fair value of sales and toll milling contracts	14,705	13,987

	$14,863	$14,172

Other long-term liabilities:
Current	8,102	4,683
Non-current	6,761	9,489

	$14,863	$14,172

Line of Credit

A Canadian chartered bank has provided DMI with a credit facility pursuant to a credit agreement dated effective November 2, 2005. The credit facility is a revolving CDN$500,000 facility with a one year term (subject to renewals) collateralized by all present and future assets of DMI and its subsidiaries. Interest under the credit facility is incurred based on bankers acceptances plus 2% or the lender’s prime rate plus 1%. To date, the Company has not incurred any indebtedness under the facility.
Financial Statements

12.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2006	178,142,682	$548,069

Issues for cash
New issue gross proceeds	10,114,995	105,419
New issue gross issue costs	—	(3,253)
Exercise of stock options	1,336,161	4,953
Exercise of share purchase warrants	2,592	12
Issued for mineral property acquisition	103,000	947
Fair value of stock options exercised	—	6,575
Fair value of share purchase warrants exercised	—	5
Other	405	—

	11,557,153	114,658

Balance at September 30, 2007	189,699,835	$662,727

New Issues

In April 2007, the Company completed a private placement of 1,104,295 flow-through common shares at a price of CDN$16.30 per share for gross proceeds of $15,572,000 (CDN$18,000,000).

In January 2007, the Company completed a private placement of 9,010,700 common shares at a price of CDN$11.75 per share for gross proceeds of $89,847,000 (CDN$105,876,000).

Mineral Property Acquisition

In January 2007, the Company issued 103,000 common shares at a price of CDN$10.81 per share for a total value of $947,000 (CDN$1,113,000) as part of the acquisition of a U.S. uranium property.

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company. As at September 30, 2007, the Company estimates that it has spent CDN$6,609,000 of the CDN$18,000,000 April 2007 flow-through share issue obligation. The Company has not yet renounced the tax benefit of the shares.
Financial Statements

13.	SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the company and the associated dollar amounts is presented below:

	Number of
	Common Shares	Fair Value
(in thousands except share amounts)	Issuable	Amount

Balance at December 31, 2006	9,567,507	$11,733

Fair value of share purchase warrants exercised	(2,592)	(5)

Balance at September 30, 2007	9,564,915	$11,728

Balance of common shares issuable by warrant series
November 2004 series (1)	3,156,915	5,898
March 2006 series (2)	6,408,000	5,830

	9,564,915	$11,728

(1)	The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009;

(2)	The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011;
14.	CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

Nine Months
Ended
September 30,
(in thousands)	2007

Balance, beginning of period	$30,752

Stock-based compensation expense (note 15)	1,030
Fair value of stock options exercised	(6,575)

Balance, end of period	$25,207

15.	STOCK OPTIONS

On November 20, 2006, the Company’s shareholders approved amendments to the Company’s stock-based compensation plan (the “Plan”). The Plan, as amended, provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at September 30, 2007, an aggregate of 9,817,000 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have a term of three years without vesting provisions, except for grants to new employees which are subject to vesting provisions over a period of approximately two years.
Financial Statements

The movement in stock options in terms of common shares of the Company granted under the Plan for the nine months ended September 30, 2007 is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CDN $)

Stock options outstanding, beginning of period	6,648,315	$6.23

Granted	559,000	11.42
Exercised	(1,336,161)	4.20
Expired	—	—

Stock options outstanding, end of period	5,871,154	$7.19

Stock options exercisable, end of period	5,418,672	$6.89

A summary of stock options outstanding in terms of common shares of the Company at September 30, 2007 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.88 to $4.99	6.61	1,064,555	$2.18
$5.00 to $7.53	7.52	2,237,599	5.29
$10.08 to $15.30	2.32	2,569,000	10.92

Stock options outstanding, end of period	5.08	5,871,154	$7.19

Outstanding options expire between January 2008 and October 2016.

The fair value of each option granted during the nine months ended September 30, 2007 is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the period:

Nine Months
Ended
September 30, 2007

Risk-free interest rate	3.95% - 4.46%
Expected stock price volatility	46.4% - 63.0%
Expected life	2.1 – 3.5 years
Expected dividend yield	—
Fair value per share under options granted	CDN$3.18 - CDN$5.32

Financial Statements

Stock-based compensation has been recognized in the consolidated statement of operations as follows:

	Three Months Ended		Nine Months Ended
		(Restated)		(Restated)
	September 30	September 30	September 30	September 30
(in thousands)	2007	2006	2007	2006

Mineral property exploration	$64	$—	$177	$127
General and administrative	278	—	853	7

	$342	$—	$1,030	$134

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At September 30, 2007, the Company had an additional $963,000 in stock-based compensation expense to be recognized periodically to December 2009.

16.	ACCUMULATED OTHER COMPREHENSIVE INCOME

Unrealized gains on portfolio investments – net

A continuity summary of unrealized gains on portfolio investments – net is as follows:

Nine Months
Ended
September 30,
(in thousands)	2007

Balance, beginning of period	$—

Unrealized gains as at January 1, 2007, net of tax of $166	24,842

Net increase in unrealized gains during the period, net of tax	3,737

Balance, end of period, net of tax of $470	$28,579

17.	OTHER INCOME AND EXPENSES

The elements of net other income in the statement of operations is as follows:

	Three Months Ended		Nine Months Ended
		(Restated)		(Restated)
	September 30	September 30	September 30	September 30
(in thousands)	2007	2006	2007	2006

Net interest income	$1,194	$516	$4,436	$1,444
Gain (loss) on foreign exchange	(3,612)	(53)	(7,257)	1,588
Gain (loss) on sale of land and equipment	(1)	(32)	(18)	(32)
Gain (loss) on sale of investments	1,436	(192)	40,026	(210)
Equity gain (loss) of affiliates	—	(881)	—	(2,992)
Dilution gain (loss) of affiliates	—	298	—	2,663
Other	90	—	156	—

Net other income	$(893)	$(344)	$37,343	$2,461

Financial Statements

18.	SEGMENTED INFORMATION

Geographic Information

The following table sets forth revenue by geographic region based upon the location of the mill involved in production activity in the case of uranium, vanadium and alternate feed mill processing revenues and the location of the customer in the case of service and other revenues. Geographic splits for property, plant and equipment and goodwill and other intangibles (collectively “long-lived assets”) are based upon the location of the asset.

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2007	2006	2007	2006

Revenue
Canada	$9,129	$—	$25,941	$—
United States	68	1	12,229	669
Europe, Middle East and Africa	214	—	1,769	—

	$9,411	$1	$39,939	$669

	At September 30	At December 31
(in thousands)	2007	2006

Long-lived assets
Canada	$584,171	$502,596
United States	38,225	14,468
Europe, Middle East and Africa	224,766	—
Asia	1,341	192

	$848,503	$517,256

Major Customers

The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. In the nine months ended September 30, 2007, two customers accounted for approximately 85% of total revenues.

19.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.

The Company was also a party to a temporary revolving credit facility agreement with UPC (not to exceed CDN$15,000,000). The credit facility terminated on the earlier of repayment or May 10, 2007 and was collateralized by the uranium investments of UPC. Interest under the credit facility was based upon Canadian bank prime plus 1%. Standby fees also applied at a rate of 1% of the committed facility amount. As at December 31, 2006, UPC had drawn CDN$11,000,000 under the facility. The temporary credit facility was fully repaid and cancelled on April 10, 2007.
Financial Statements

In June 2007, the Company sold 75,000 pounds of U3O8 to UPC at a price of $130.00 per pound for total consideration of $9,750,000.

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2007	2006	2007	2006

Revenue
Uranium sales	$—	$—	$9,750	$—
Management fees (including expenses)	466	—	1,656	—
Commission fees on purchase and sale of uranium	39	—	1,462	—
Other income (expense):
Loan interest under credit facility	6	—	197	—
Standby fee under credit facility	—	—	9	—

	$511	$—	$13,074	$—

At September 30, 2007, accounts receivable includes $147,000 due from UPC with respect to the fees indicated above.

Other

During the nine months ended September 30, 2007, the Company had the following additional related party transactions:
a)	sold 16,562,500 shares of Fortress to a company associated with the Chairman of the Company for gross proceeds of approximately CDN$20,703,000;

b)	incurred management and administrative service fees of $147,000 (September 2006: $143,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$18,000 per month plus expenses. At September 30, 2007, an amount of $109,000 was due to this company; and

c)	provided executive and administrative services to Fortress and charged an aggregate of $56,000 (September 2006: $91,000) for such services. At September 30, 2007, an amount of $9,000 was due from Fortress relating to this agreement.
20.	COMMITMENTS AND CONTINGENCIES

Specific Legal Matters

Blue Hill, Maine

The Company was a defendant in an action filed by the State of Maine against Kerramerican, Inc., a subsidiary of Noranda Inc., Black Hawk Mining Ltd. and the Company, regarding potential liability for clean-up costs at a zinc mining site in the state of Maine known as Blue Hill. This matter has been settled by all parties and claims filed in the Maine and Ontario courts have been dismissed.

Fisheries Act Charges

During the course of its monitoring of its closed Elliot Lake mines, Denison detected and reported to the Joint Regulatory Group (“JRG”), a body comprised of federal and provincial regulators responsible for the Elliot Lake mines, on a number of matters, including the levels of acidity in the effluent run off from one area associated with one of its Elliot Lake mine sites. In consultation with the JRG, the Company took steps to identify the source of and to address the acidity, though the source of the acidity has to date not been determined. Despite the Company’s compliance with its CNSC license, cooperation with the JRG and compliance with a Direction from Environment Canada that was not in accordance with a memorandum of agreement between the CNSC and Environment Canada, on March 27, 2007 Environment Canada notified Denison that it has been charged with allegedly violating the Fisheries Act (Canada). The Company is disputing these charges.
Financial Statements

General Legal Matters

The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.

Others

The Company has detected some chloroform contamination at the White Mesa mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill’s tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill’s tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.
Financial Statements

Exhibit 6
FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, E. Peter Farmer, Chief Executive Officer of Denison Mines Corp., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Denison Mines Corp. (the issuer) for the interim period ending September 30, 2007;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: November 8, 2007
Signed by “E. Peter Farmer”

Name:	E. Peter Farmer
Title:	Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, James R. Anderson, Executive Vice President and Chief Financial Officer of Denison Mines Corp., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Denison Mines Corp. (the issuer) for the interim period ending September 30, 2007;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: November 8, 2007
Signed by “James R. Anderson”

Name:	James R. Anderson
Title:	Executive Vice President and Chief Executive Officer

Exhibit 7
DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint venture interests (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the comparable period in the previous year. This MD&A is dated as of November 8, 2007 and should be read in conjunction with the Company’s unaudited consolidated financial statements for the nine months ended September 30, 2007 and the Company’s audited consolidated financial statements and related notes for the fifteen months ended December 31, 2006. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.
Forward-looking statements include, but are not limited to, statements with respect to estimated production, the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium and vanadium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities and other factors listed under the heading RISK FACTORS in Denison’s Annual Information Form available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from  those contained in forward-looking statements, which only apply as of the date hereof, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  Denison does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
OVERVIEW
Denison is a diversified, growth-oriented, intermediate uranium producer.  With seven active uranium mining projects in North America (five in the U.S. and two in Canada), Denison expects estimated production of over 2.5 million pounds in 2008, increasing to over 5 million pounds of uranium oxide in concentrates (“U3O8”) by 2011.  Denison’s assets include an interest in two of the four licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully permitted, operating and undergoing expansion.  The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison enjoys a global portfolio of world-class exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the southwestern United States.  Denison also has exploration and development stage properties in Mongolia, Zambia and, indirectly through its investments, in Australia.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.  Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the American Stock Exchange (the “AMEX”) under the symbol “DNN”.
SELECTED FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three and nine months ended September 30, 2007 and 2006:

	Three Months	Three Months	Nine Months	Nine Months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
Results of Operations:
Total revenues	$9,411,000	$1,000	$39,939,000	$669,000
Net income (loss)	(11,721,000)	(6,368,000)	23,702,000	(11,728,000)
Basic and diluted earnings (loss) per share	(0.06)	(0.07)	0.13	(0.13)
Diluted earnings (loss) per share	(0.06)	(0.07)	0.12	(0.13)

	As at Sept. 30,	As at Dec. 31,
Financial Position:	2007	2006
Working capital	$69,830,000	$93,743,000
Long-term investments	45,507,000	16,600,000
Property, plant and equipment	719,414,000	403,571,000
Total assets	1,009,109,000	659,348,000
Total liabilities	$216,763,000	$139,370,000

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
RESULTS OF OPERATIONS
General
The Company recorded a net loss of $11,721,000 ($0.06 per share) for the three months ended September 30, 2007 compared with a net loss of $6,368,000 ($0.07 per share) for the same period in 2006. For the nine months ended September 30, 2007, the company recorded net income of $23,702,000 ($0.13 per share) compared with a loss of $11,728,000 ($0.13 per share) for the same period in 2006. The results for 2006 have been restated to reflect the change in accounting policy to expense exploration costs as discussed in Note 3 of the Financial Statements for the period ended December 31, 2006.
Revenues totaled $9,411,000 for the three months ended September 30, 2007 and $39,939,000 for the nine months ended September 30, 2007 compared with $1,000 and $669,000 for the same periods in 2006. Expenses totaled $21,251,000 for the three months and $56,921,000 for the nine months ended September 30, 2007 period compared with $6,025,000 and $14,858,000 for the same periods in 2006. Net other income (expense) totaled ($893,000) for the three month and $37,343,000 for the nine month periods in 2007 compared with ($344,000) and $2,461,000 for 2006.
Revenues
Uranium sales revenue for the third quarter totaled $7,396,000. Sales revenue includes the sale of 85,000 pounds of U3O8 production from the McClean Lake joint venture at an average sales price of $85.41 per pound and an adjustment to the amortization of the fair value increment related to long-term sales contracts from the acquisition of DMI in the amount of $503,000. Reported revenue is also impacted by the effect of foreign currency translations.
For the nine months ended September 30, 2007, uranium sales revenue totaled $30,951,000 consisting of sales of 270,000 pounds of production from the McClean Lake joint venture at an average price of $75.21 per pound and the amortization of the fair value increment related to long term sales contracts from the acquisition of Denison Mines Inc. (“DMI”) in the amount of $1,512,000. Revenue also includes the sale of 75,000 pounds of production at the White Mesa mill at $130.00 per pound.
Denison markets its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”). Generally, sales are made under several long-term contracts with nuclear utilities with a variety of pricing mechanisms. Denison’s share of current contracts sales volumes is set out in the table below:
Current Contracted Sales Volumes (Note 1)
(pounds U3O8 x 1000)

(in thousands)	2007	2008	2009	2010	Pricing
Market Related	590	590	440	0	80% to 85% of Spot
Legacy Base Escalated	220	220	0	0	$20.00 to $26.00
Legacy Market Related	0	140	210	0	96% of Spot

1.	Assumes customers take maximum quantities permitted by contract
Agreements with the AREVA Group call for production to be allocated first to the market related contracts with any surplus to be apportioned over the legacy contracts. The legacy base-escalated contracts have pricing formulas that result in sales prices well below current market prices. These contracts have been fair valued at December 1, 2006 and a liability was recorded in the amount of $14,848,000 which will be amortized through revenue over the life of the contracts.
New contracts for sales of the Company’s U.S. uranium inventory and production are expected to be under market related contracts. One such contract was completed with AREVA in March 2007, for the sale of 17% of the White Mesa mill production commencing in 2008 up to a maximum of 6.5 million pounds with a minimum of 2.5 million pounds by the end of 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The Company has agreed to sell 250,000 pounds of U3O8 for delivery in early December, 2007 at a price equal to 96.6% of the average of the last spot price published by Ux Consulting LLC and Trade Tech LLC in November 2007. No other sales contracts are in place at this time.
During the quarter, the White Mesa mill completed a processing campaign of alternate feed materials on which a processing fee is paid. Processing revenue for the quarter was $68,000 and for the nine months totaled $2,479,000 (2006:$668,000). At September 30, 2007, approximately 10,000 tons of these types of alternate feed materials remained in stockpile.
At September 30, 2007, the Company held approximately 320,000 pounds of uranium produced from alternate feed with a market value based on the current quoted spot price of uranium of approximately $28,800,000
The Company continues to hold approximately 46,000 pounds of vanadium in inventory, as vanadium pregnant liquor, for future sale.
Revenue from the environmental services division was $1,443,000 for the three months and $3,391,000 for the nine months ended September 30, 2007.
Revenue from the management contract with Uranium Participation Corporation was $504,000 for the three months and $3,117,000 for the nine months ended September 30, 2007.
Uranium Production
Total uranium production for the Company from its Canadian and U.S. operations was 103,000 pounds for the three months ended September 30, 2007 and 416,000 pounds for the nine months ended September 30, 2007. The McClean Lake joint venture produced 385,000 pounds of uranium for the three months ended September 30, 2007 and 1,169,000 pounds for the nine months ended September 30, 2007 compared to production of 455,000 pounds and 1,121,000 pounds during the same periods in 2006. Denison’s 22.5% share of the 2007 production totaled 87,000 pounds during the three months and 264,000 pounds during the nine months ended September 30, 2007. Uranium production at the White Mesa mill from alternate feed milling was 16,000 pounds for the three months and 153,000 pounds for the nine months ended September 30, 2007.
In 2006, the Company recommenced active mining operations at a number of its U.S. uranium/vanadium mines in the Colorado Plateau district. Currently mining is underway at four locations on the Colorado Plateau and a fifth mine at the Henry Mountains complex. Mined ore is being stockpiled at the White Mesa mill with the milling of the ore scheduled to commence early in 2008. As of the end of September 30, 2007, a total of 43,000 tons of ore had been stockpiled at the mill.
Operating Expenses
Operating expenses for the three months were $9,206,000 and $28,906,000 for the nine months ended September 30, 2007 as compared to $624,000 and $2,012,000 for the same periods in 2006. The expenses for the nine months include $18,351,000 related to mining operations in Canada; $6,537,000 related to processing operations in the U.S. and $3,341,000 related to environmental services expenses.
Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $522,000 for the third quarter and $1,503,000 for the nine months. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales from Saskatchewan production after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.6% of gross uranium sales and capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. For uranium production after January 1, 2007, the factor applied to gross uranium sales for Saskatchewan capital tax purposes was reduced to 3.3% with further reductions scheduled in 2007 and 2008. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has not paid tiered royalties in the past and has sufficient mill and mine capital and expansion allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for at least two years.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
MINERAL PROPERTY EXPLORATION
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and also on a 100% basis in Canada and Mongolia. For the three months ended September 30, 2007 exploration expenditures totaled $8,385,000 and totaled $16,914,000 for the nine months ended September 30, 2007 as compared to $3,950,000 and $9,266,000 for the corresponding periods in 2006.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the AREVA operated McClean and Midwest joint ventures. A significant discovery, termed the Mae Zone and located northeast of the proposed Midwest open pit, was drilled this past winter. Denison is also participating in a total of 33 other exploration projects concentrating in the productive South East margin of the Athabasca basin. Denison is operator of two mid stage projects, the Moore Lake and the Wheeler River Joint Ventures, included in this portfolio. Denison’s share of exploration spending on its Canadian properties totaled $5,671,000 of which $5,605,000 was expensed in the statement of operations for the three months ended September 30, 2007 and totaled $14,206,000 of which $13,602,000 was expensed in the statement of operation for the nine months ended September 30, 2007.
Exploration expenditures of $2,598,000 for the three month period and $3,048,000 for the nine month period ended September 30, 2007 were spent in Mongolia on the Company’s joint venture and 100% owned properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan and Haraat uranium deposits have also been incurred. Development work includes extensive resource delineation drilling, hydrological drilling, plant design and environmental studies.
The remaining expenditures of $182,000 for the three month period and $264,000 for the nine month period were spent on the Company’s other properties.
General and Administrative
General and administrative expenses were $3,138,000 for the three months and $9,598,000 for the nine months ended September 30, 2007 compared with $1,247,000 and $3,376,000 for the same periods in 2006. The increase was primarily the result of the inclusion of Denison Mines Inc. (“DMI”) effective December 1, 2006, a ramping up of the Company’s operations and an increase in public company expenses due to additional compliance costs. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income (expense) totaled ($893,000) for the three months and $37,343,000 for the nine months ended September 30, 2007 compared with ($344,000) and $2,461,000 for the same periods in 2006. The net expense in the third quarter is primarily due to foreign exchange losses. The net other income for the nine month period is primarily due to the disposition of portfolio investments.
Urizon Joint Venture
The Company has a 50% interest in a joint venture with Nuclear Fuel Services, Inc. (“NFS”) for the pursuit of a U.S. Department of Energy (“DOE”) alternate feed program for the mill. This 50/50 joint venture is carried out through Urizon Recovery Systems, LLC (“Urizon”). The joint venture currently expects that a decision will be made by the DOE as to how it intends to proceed on the disposition of the material and that the joint venture will have an opportunity to propose the Urizon Program as a suitable disposition option for this feedstock. The accounts of Urizon are included in the Company’s financial statements on a proportionate consolidation basis.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
OUTLOOK FOR 2007
Mining and Production
Mining at the Sue E pit at McClean Lake in northern Saskatchewan is proceeding with completion of mining of the deposit expected in the first quarter of 2008. Stripping of the Sue B overburden commenced in June and the contractor completed this work in the third quarter. Mining of the Sue B deposit will follow completion of Sue E.
U3O8 production levels at McClean Lake in 2007 is expected to be 1.8 million pounds of which Denison’s share is 405,000 pounds. The ore grade processed for the first nine months has averaged 0.42% U3O8. Currently the ore being processed is a grade of 0.74% U3O8. Production is expected to increase next year to approximately 3.2 million pounds with Denison’s share being 720,000 pounds.
During the third quarter, the Company processed high-grade alternate feed materials at its White Mesa mill under its contracts with Cameco Corporation. The Company does not receive a recycling fee for these materials; however it is able to retain all of the proceeds received from the sale of the uranium produced. Uranium production from this material was only 16,000 pounds for the three months and 153,000 pounds for the nine months ended September 30, 2007. As of September 30, 2007, there was over 100,000 pounds U3O8 in process which will be packaged in the fourth quarter and there was approximately 3,650 tons of these high-grade materials at the mill to be processed, containing approximately 110,000 pounds of uranium. Uranium production at the White Mesa mill for 2007 from processing alternate feed material is anticipated to be about 300,000 pounds. The modernization program at the White Mesa mill is proceeding but completion is currently about 45 days later than the original schedule due to changes in scope of the program. The revised program includes modifications and upgrading of the mill process equipment, upgrading the entire mill process control system, and relining of tailings cell 4A. Primarily as a result of the scope changes, the projected cost of the mill modernization has increased from $15 to $21 million.
Mining operations on the Colorado Plateau are well underway with four mines in operation. Production from the Sunday, Pandora, Topaz and St. Jude mines is running at about 300 tons per day. At the Tony M mine within the Henry Mountains Complex, located in Utah, full operational permits have been received and production from this mine is underway and will ramp up to 300 tons per day in the first quarter of 2008. Rehabilitation work has begun at the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona. Ore production from this mine is anticipated by mid-2008. Production from these mines is being hauled to Denison’s White Mesa mill and is currently being stockpiled. Milling of conventional ore is scheduled for the end of the first quarter of 2008. At September 30, 2007, a total of 43,000 tons had been shipped to the mill.
The level of ore production is currently behind anticipated levels due largely to delays in permitting at Tony M and for ventilation shafts at the Colorado Plateau mines, as well as the impact of inexperienced mining crews. We now expect to have approximately 130,000 tons of material stockpiled before conventional ore production commences. While these issues are being addressed we anticipate having lower quantities of ore available for processing in 2008 which will impact 2008 production. As a result, with conventional ore production commencing in March 2008, the expectation that the uranium/vanadium ore from the Colorado Plateau will necessitate mill throughput at 1,500 tons per day to ensure economic optimization of vanadium and uranium recoveries and the timing of the mill refurbishment program, we now anticipate 2008 production to be 1.7 to 2.1 million pounds U3O8 and approximately 4 to 6 million pounds V2O5 as compared to previous estimates of 2.9 million pounds U3O8 and 4.0 million pounds V2O5.
We expect to sell 2.2 million pounds of U3O8 including 1.5 million pounds from U.S. production in 2008.
EXPLORATION
Athabasca Basin in Canada
In the Athabasca Basin, Denison is participating in 35 exploration projects, primarily located in the productive southeast part of the Basin and within open pit depths and trucking distance of the operating mills. Denison, together with ARC and Cameco Corporation, control the majority of the highly favourable geology in the prolific southeastern sector of the Basin. The Company’s projects in the Basin represent a good balance of grass roots, mid- stage and developed projects.
Near the McClean mill, joint venture partner ARC is operator of the Midwest, Wolly and McClean projects. At the Wolly project Denison has earned an initial 6.5% in the project and is earning up to a 22.5% interest in this project, which is one of the most prospective exploration projects in the basin.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Denison is participating in thirteen major drill programs during the current drilling season in the Basin. At the Midwest project where Denison maintains a 25.17% interest, operator ARC completed a late summer drill program testing the west extension of the Mae Zone. Over 3,000 meters of drilling was completed, and a new high grade structure was intersected, as previously reported. ARC is currently carrying out resource estimation work on the Mae Zone which is anticipated to be finalized in the fourth quarter.
Denison is operator on the Wheeler River, Moore Lake, Park Creek, Huard-Kirsch, Bell Lake, North Wedge and Crawford Lake joint ventures. On Denison’s operated and non-operated projects, a total of approximately 12,000 meters of drilling was carried out this year, most of it in this quarter. The last hole of the sixteen hole Wheeler River program, drilled at -75 degrees, intersected anomalous mineralization approximately 500 meters along strike to the northeast from previously reported mineralization in WR-214. Drill hole WR-242A intersected a 1.8 meter thick zone at the unconformity, from 353.98 to 355.78 meters, with a grade of 0.265% eU308. The location of this mineralization at this location is in a similar highly altered geological setting as WR-214 and has both expanded and enhanced the potential of the west fault bounded side of the quartzite ridge. Late in the summer, a drill crew was mobilized to the Moore Lake site. A seven hole program is currently underway to test targets at the Maverick Zone and to provide further information for a focused winter 2008 drill program
Denison’s exploration spending in 2007 in the Athabasca Basin is expected to total $15,500,000.
Southwest United States
In the United States, Denison is undertaking the permitting for an estimated 90,000 feet (28,000 meters) of drilling originally planned in 2007 to be carried out near existing operations. Permitting for this program is on-going and it is expected that drilling will now commence in 2008.
Mongolia
In Mongolia, Denison maintains a majority interest the Haraat and Hairhan deposits and a large number of exploration projects which have returned uraniferous intersections. A major 56,000 meter drill program was recently completed, and several discoveries were made on a number of the properties. The most significant was made at Hairhan, where a new zone of at least 5 meter thickness was located at depth under the north half of the main Hairhan deposit by widely spaced drilling on multiple holes in multiple profiles, Although generally lower grade, good permeable sands indicate potential for upgrading. This will be a major target for infill drilling in 2008. The resource at Hairhan currently stands at 7.9 million pounds U3O8 at grade of 0.076% eU3O8 classified as Indicated Resources, and 3.5 million pounds U3O8 at grade of 0.0867% eU3O8 classified as Inferred Resources. (See “Technical Report on the Uranium Exploration Properties in Mongolia” dated February 27, 2007 prepared by Scott Wilson Roscoe Postle Associates Inc. available on the Company’s website or on SEDAR) Hydrological test work and pump well installations were installed late in the year at both Hairhan and Haraat as a preliminary step in the characterization of the hydrogeological regimes. The scoping study on the Haraat project will be completed by the end of this month.
Australia
Energy Metals Limited (“Energy Metals”), an Australian listed company (ASX-EME), continues to receive good results from its Bigrlyi joint venture near Alice Springs in Australia as announced by it on July 25, 2007. Denison owns an 11% equity interest in Energy Metals and is looking to further participate in advanced projects in Australia. Current JORC compliant resources on a 100% basis (indicated and inferred 0.05% U3O8 cut-off) total 14.3 million pounds U3O8 and 16.3 million pounds V2O5 mostly within 200m of the surface and potentially accessible via open pit mining. The current drilling program is identifying extensions to the known mineralization in addition to delineating new mineralized zones. Results to date indicate that an upgrade to the existing resources can be confidently expected.
Zambia
Denison completed its acquisition of Omega during the third quarter. Omega owns 100% of the Kariba Uranium Project covering 1,893 km2 in Zambia. Denison has recently initiated development drilling which is currently underway at the location of the proposed Dibwe open pit and will subsequently move to Mutanga. In addition, an RC drill is anticipated to arrive shortly and will commence a major 30,000 meter infill drilling and exploration program. An updated scoping study is underway and expected to be completed by the end of this year.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $51,690,000 at September 30, 2007 compared with $177,758,000 at June 30, 2007, $105,027,000 at March 31, 2007 and $69,127,000 at December 31, 2006.
Cash flow generated from (used in) operating activities was ($9,139,000) for the three months and ($14,044,000) for the nine months ended September 30, 2007 compared with ($5,357,000) and ($13,855,000) during the same periods in 2006. Net cash provided by or used in operating activities are comprised of net income or loss for the period, adjusted for non-cash items and for changes in working capital items. For the three months ended September 30, 2007, significant changes in working capital items include an increase of $6,175,000 in inventories (2006 period: $1,183,000), and an increase of $5,040,000 in accounts payable and accrued liabilities (2006 period: decrease of $1,675,000). For the nine months ended September 30, 2007, significant changes in working capital items include an increase of $9,641,000 in inventories (2006 period: $3,612,000), an increase of $8,296,000 in accounts payable and accrued liabilities (2006 period: $2,200,000).
Cash flow generated from (used in) investing activities was ($136,436,000) for the three months and ($148,712,000) for the nine months ended September 30, 2007 compared with ($3,340,000) and ($5,988,000) during the same periods in 2006. For the three months ended September 30, 2007, the decrease was due primarily to the purchase of long-term investments of $121,962,000 and expenditures on property, plant and equipment of $15,489,000. For the nine months ended September 30, 2007, the decrease was due primarily to the purchase of long-term investments of $171,728,000, property, plant and equipment expenditures of $32,465,000, offset by proceeds from the sale of long-term investments of $46,678,000.
Cash flow generated from financing activities was $3,000 for the three months and $107,097,000 for the nine months ended September 30, 2007 compared with ($17,000) and $18,000 during the same periods in 2006. For the nine months ended September 30, 2007 the increase in cash flow is due primarily to the issuance of common shares for net proceeds of $107,131,000.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
RELATED PARTY TRANSACTIONS
Uranium Participation Corporation
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.
The Company was also a party to a temporary revolving credit facility agreement with UPC (not to exceed CDN$15,000,000). The credit facility terminated on the earlier of repayment or May 10, 2007 and was collateralized by the uranium investments of UPC. Interest under the credit facility was based upon Canadian bank prime plus 1%. Standby fees also applied at a rate of 1% of the committed facility amount. As at December 31, 2006, UPC had drawn CDN$11,000,000 under the facility. The temporary credit facility was fully repaid and cancelled on April 10, 2007.
In June 2007, the Company sold 75,000 pounds of U3O8 to UPC at a price of $130.00 per pound for total consideration of $9,750,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The following transactions were incurred with UPC for the periods noted:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2007	2006	2007	2006

Revenue
Uranium sales	$—	$—	$9,750	$—
Management fees (including expenses)	466	—	1,656	—
Commission fees on purchase and sale of uranium	39	—	1,462	—
Other income (expense):
Loan interest under credit facility	6	—	197	—
Standby fee under credit facility	—	—	9	—

	$511	$—	$13,074	$—

At September 30, 2007, accounts receivable includes $147,000 due from UPC with respect to the fees indicated above.
Other
During the nine months ended September 30, 2007, the Company had the following additional related party transactions:
a)	sold 16,562,500 shares of Fortress to a company associated with the Chairman of the Company for gross proceeds of approximately CDN$20,703,000;

b)	incurred management and administrative service fees of $147,000 (September 2006: $143,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$18,000 per month plus expenses. At September 30, 2007, an amount of $109,000 was due to this company; and

c)	provided executive and administrative services to Fortress and charged an aggregate of $56,000 (September 2006: $91,000) for such services. At September 30, 2007, an amount of $9,000 was due from Fortress relating to this agreement.
OUTSTANDING SHARE DATA
At November 8, 2007, there were 189,702,835 common shares issued and outstanding, 5,871,154 stock options outstanding to purchase a total of 5,868,154 common shares and 3,321,151 warrants outstanding to purchase a total of 9,564,915 common shares, for a total of 205,135,904 common shares on a fully-diluted basis.
IMPACT OF ADOPTION OF NEW ACCOUNTING STANDARDS
Effective January 1, 2007, the company adopted CICA Handbook Section 1530: “Comprehensive Income” which establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income and adopted CICA Handbook Section 3855: “Financial Instruments — Recognition and Measurement” establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Under this Standard, assets classified as available-for-sale securities are revalued at the balance sheet date and gains and losses are included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement. At September 30, 2007, the Company had certain long-term investments that were classified as available-for-sale securities under this new standard and an unrealized gain net of tax of $28,579,000 has been included in accumulated other comprehensive income.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s securities, including the factors listed in the Company’s Annual Information Form available at www.sedar.com and Form 40-F available at www.sec.gov. The information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Denison in the future.